UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Management Proposal AGM/ EGM 2026 Annual and Extraordinary Shareholders’ Meeting March 31st, 2026 Time: 02h30 p.m. Location: Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro Summary Item Subject Page 1. Call Notice 04 2. Management’s report and Consolidated Financial Statements of the Company, dated as of December 31st, 2025 09 3. Item 2 from the Reference Form 11 4. Proposal for the allocation of the results related to the fiscal year 2025 by the Company 26 5. To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on November 3rd, 2025 and February 25th, 2026 6. Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council 39 7. Compensation Proposal for the Company’s Administrators and Fiscal Council members for the year of 2026 49 8. Item 8 from the Reference Form 52 9. Proposal of extension of the Cooperation and Support Agreement 79 10. Fairness Evaluation of the Cooperation and Support Agreement 81 11. 19th Amendment to the Cooperation and Support Agreement 101 12. Proposal to amendment and restatement of the Company’s By-laws 109 36 01 – Call Notice 1 TIM S.A. Publicly-Held Company CNPJ/MF 02.421.421/0001-11 NIRE 333.0032463-1 CALL NOTICE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING The Shareholders of TIM S.A. (“Company”) are called upon, as set forth in Section 124 of Law No. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on March 31st, 2026, at 2:30 pm, at Avenida João Cabral de Mello Neto, nº 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda: On Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2025; (2) To resolve on the management’s proposal for the allocation of the results of the 2025 fiscal year and the distribution of dividends by the Company; (3) To resolve on the classification of the candidate for the position of independent member of the Board of Directors according to the independence criteria of the Novo Mercado Regulations of B3 S.A. - Brasil Bolsa, Balcão ("Novo Mercado Regulations"); (4) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on November 3rd, 2025 and February 25th, 2026; (5) To resolve on the composition of the Fiscal Council of the Company; (6) To elect the effective and alternate members of the Fiscal Council; and (7) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2026 fiscal year. 2 On Extraordinary Shareholders’ Meeting: (1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 19th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and (2) To resolve on the reform and consolidation of the Company’s By-laws. General Instructions: 1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov. 2. The Ordinary and Extraordinary General Meeting will be held exclusively in person, according with the practice adopted by the Company in its meetings, with a view to ensuring full engagement, transparency and effectiveness in the resolutions. In this context, shareholders may participate in person or represented by a duly constituted proxy, according to the provisions of Section 126 of Law No. 6,404/1976 and of §§ 1 and 2 of Section 12 of the Company's By-laws, as well as by distance voting ballot, according the detailed guidelines below: a. In-person: The shareholder who chooses to participate the General Meeting in person must express your intention by sending a copy of the identity document proving your identity (ID card and CPF) by e-mail to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting; b. By proxy: The Shareholder to be represented at the Shareholders' Meeting must send the respective supporting documentation by email to ri@timbrasil.com.br within up to two (2) business days prior to the Shareholders' Meeting: Natural person: i. A power of attorney with specific powers, signed in one's own hand, with a notarized signature, or electronically, using ICP-Brasil certification; and ii. Identity card and CPF number of the proxy. 3 Legal Entity: (i) Power of attorney with specific powers, signed by the individual, with a notarized signature, or electronically, using ICP-Brasil certification; (ii) Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the investment fund's current regulations; and (iii) Identity card and CPF number of the proxy. Representative of Corporate Shareholder/Investment Fund: (i) Last bylaws or consolidated articles of association and corporate documents proving the legal representation of the legal entity shareholder or, if an investment fund, the bylaws or consolidated articles of association of its administrator or manager, as the case may be, the corporate documents proving the administrator's or manager's powers of representation and the current regulations of the investment fund; and (ii) Identity card and CPF number of the legal representative. c. By distance voting ballot: The Shareholder that, pursuant to CVM Resolution No. 81/2022, chooses to participate by distance voting ballot, shall send the instructions for filing the form to its respective custodian agents, the central depositary or the depositary institution of the Company’s shares, or shall send the form directly to the Company, as informed in the Voting Instructions, by e-mail to ri@timbrasil.com.br, or to the address indicated below, and, in any case, the ballot must be received up to four (4) days prior to the Shareholders’ Meeting, that is, by March 27th, 2026. 3. The distance voting ballot is available at www.tim.com.br/ri, www.cvm.gov.br, www.b3.com.br/pt_br/ and www.sec.gov. 4. The documents mentioned herein, when sent physically, must be forwarded as follows: TIM S.A., attention to the Investor Relations Officer, Mr. Vicente Ferreira, at Avenida João Cabral de Mello Neto, 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. 5. Any queries regarding this Call Notice may be sent to the Investor Relations Department by e-mail to ri@timbrasil.com.br. Rio de Janeiro (RJ), February 25th, 2026. 4 Nicandro Durante Chairman of the Board of Directors 2. Management’s report and Consolidated Financial Statements of the Company, dated as of December 31st, 2025 TIM S.A. MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2025 Dear Shareholders, In compliance with the Circular Letter ANNUAL-2024-CVM/SEP, and as set forth in the CVM Resolution No. 81/2022, TIM S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements". In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2025, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses: www.cvm.gov.br/ ir.tim.com.br/en/ Rio de Janeiro, February 25th, 2026. Nicandro Durante Chairman of the Board of Directors 3. Item 2 from the Reference Form 2.1. Directors should comment on: The Company's executive officers present in this item 2 of the Reference Form information that aims to allow investors and the market in general to analyze the evolution of the Company's results and financial situation from the perspective of Management. The comments constitute an opinion on the Company's equity and financial situation, according to the data presented, and the Executive Board cannot guarantee that the financial situation and results obtained in the past will be reproduced in the future. The financial information included in this Reference Form, except where expressly noted, refers to our consolidated financial statements for the fiscal years ended December 31, 2025. The information contained in item 2 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br). a. General financial and equity conditions The Executive Officers of TIM S.A. understand that the Company has a healthy financial and equity condition to implement its strategic plan and meet its short and long-term obligations. Notes: (i) Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) less derivative financial instruments (current and noncurrent) and lease assets (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company. (ii) Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and noncurrent liabilities) and lease liabilities (current and non-current) less the balance of cash and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets). Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company. (iii) Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) and obligations related to the financing of 5G license (according to Financial Statements – note 37 section Capital Management), less the balance of cash and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and noncurrent assets), excluding other derivatives. Adjusted Net Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Net Debt differently from that calculated by the Company. (iv) Adjusted EBITDA is a non-accounting measurement prepared by the Company and consists of net income adjusted by net financial result, income tax and social contribution on profit, depreciation and amortization and equity result added to revenues or expenses from non-recurring assets. Adjusted EBITDA has no standard meaning and our definition may not be comparable to those used by other companies. Adjusted EBITDA is not a measure defined by the accounting practices adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) and does not represent the cash flows of the years presented and should not be considered as a substitute for net income, as indicators of operating performance. as a substitute for cash flows, as an indicator of liquidity or as a basis for the distribution of dividends. Financial Condition 2023 In thousand reais Cash and Cash Equivalents and Marketable Securities 5.911 Gross Debt 16.026 Net Debit 10.115 Adjusted Net Debt 11.086 Net Income 4.312 Adjusted EBITDA 13.530 Adjusted Net Debt / EBTIDA Ajustado 0,8 b. Capital Structure The Executive Officers of TIM S.A. understand that the Company's current capital structure presents conservative levels of leverage consistent with its strategic planning and long-term objectives. The Leverage Ratio, (the ratio of Gross Debt to Equity) as of December 31, 2025: Note: Gross Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities) and lease liabilities (current and non-current). Gross Debt is not an accounting measure of performance, indebtedness or liquidity defined by the accounting practices adopted in Brazil or by the IFRS, issued by the IASB and has no standard meaning. Other companies may calculate Gross Debt differently from that calculated by the Company. The General Debt Ratio shows the Company's balance in the sources of asset financing, equity vs. third-party capital. In addition, the Company's concern with maintaining a capital structure that supports the needs of the business is reflected in the debt profile, indicated by the Debt Composition Ratio. c. ability to pay in relation to the financial commitments assumed The officers believe that the Company has sufficient liquidity and capital resources to cover investments, operating expenses and debts incurred. It is understood that the working capital is sufficient for the current requirements, as well as the resources from cash and loans from third parties, are sufficient to meet the financing of its activities. The Board of Executive Officers of TIM S.A. also believes that the Company has the capacity to take out loans to finance its activities, if necessary. The liquidity ratios, which indicate the company's financial capacity to honor its commitments to third parties, present controlled levels compatible with the strategic moves adopted by the Company, as shown in the table below. In addition, other indicators are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation of the Company, as reported below: Leverage Ratio 2025 In thousand reais Gross Debt 16.026 Shareholders' Equity 23.977 Gross Debt / Shareholders' Equity 66,8% Capital Structure Ratios 2025 General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities 57,9% Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities)) 46,1% Liquidity Ratios 2025 Immediate liquidity (Cash and Cash Equivalents and Marketable Securities/Current liabilities) 38,9% Current Liquidity (Current Asset/Current liabilities) 88,6% Quick Ratio ((Current Asset-Stock)/Current liabilities) 86,2% Classified as Public • Adjusted EBITDA in 2025 totaled R$13,529 million, while net financial income represented net financial expenses of R$1,784 million in that year and gross debt was R$16,026 million as of December 31, 2025. Thus, the coverage level of the financial result, which measures the Company's ability to cover the payment of financial expenses (Adjusted EBITDA/Net Financial Result), was 7.6x on December 31, 2025 and the debt coverage level, which measures the level of gross debt in relation to Adjusted EBITDA (Gross Debt/Adjusted EBITDA) was 1.2x on December 31, 2025. d. Sources of financing for working capital and investments in non-current assets used The Company's main source of financing in its last fiscal years is the generation of operating cash, complemented by short-term credit lines with local and international banks and long-term financing with national and international development agencies. The Executive Board understands that such sources of financing are appropriate to the Company's indebtedness profile, meeting the needs of working capital and investments, always preserving the Company's ability to pay. The Company's outstanding loans in the fiscal year ended December 31, 2025 are detailed below in item 2.1, subitem "f" of this Reference Form. e. sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls On the date of this Reference Form, the Board of Executive Officers does not foresee a need for resources for working capital financing that cannot be supported with the current or future resources available to the Company. If additional funds are required for investments in noncurrent assets in the short term, the Company intends to raise funds from the Brazilian capital market and/or financial institutions. f. levels of indebtedness and the characteristics of such debts, further describing: At the end of 2025, the Company had a debt level of 0.8x (Adjusted Net Debt/Adjusted EBITDA). Adjusted Net Debt refers to total loans and financing (current and non-current), derivative financial instruments (current and non-current liabilities), lease liabilities (current and non-current) and obligations related to the financing of 5G licenses (according to Financial Statements – note 39 Financial instruments and risk management), less the cash balance, and cash equivalents, securities, leases (current and non-current assets) and derivative financial instruments (current and non-current assets), excluding other derivatives, totaling an Adjusted Net Debt of R$11,086 million as of December 31, 2025. As of December 31, 2025, the consolidated composition of the Company's loans and financing with financial institutions is shown below: i. Relevant loan and financing agreements The table below presents the characteristics of the loans and financing considered relevant. Classified as Public ¹Amounts unavailable for disbursement due to non-renewal of credit lines Objective: 1) Support for TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment; 2) Investments in social projects, within the community; 3) Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture; 4) Support to TIM's investment plan for the years 2020 to 2022 in the region where Banco do Nordeste do Brasil operates. TIM S.A. has swap operations, with the objective of protecting itself from the risks of exchange rate variation and rates in its loan and financing operations. However, it does not apply "hedge accounting". Loans and financing on December 31, 2025 maturing in the short and long term comply with the following schedule: Currency Chargers (p.y) Expiration Guarantees 2025 BRL IPCA + 4.2283% nov/31 Receivables from TIM S.A. 329,567 BRL TJLP + 1.95% YoY. aug/25 Receivables from TIM S.A. - BRL IPCA+ 1.2228% a 1.4945% YoY. feb/28 Receivables from TIM S.A. 399,975 USD SOFR + 1.17826% a.a. dec/25 - Debentures (2ª Emission) BRL IPCA + 4.0432% jun/28 204,918 Total: 277,872 Current: 925,626 Non-Current: 1,853,097 Credit Lines Amount used until Type Currency Opening date Deadline Total amount Remaining amount 31 of December of 2025 BNDES (1) TJLP May/18 N/D* 1,090,000 0 0 BNDES (2) TJLP May/18 N/D* 20,000 0 0 FINAME (3) IPCA Mar/19 N/D* 390,000 0 329,567 BNB (4) IPCA Jan/20 Jun/23 752,479 0 399,975 Total R$ 2,252,479 0 729,542 In thousand reais Maturity Consolidated 2023 925,626 2024 921,423 2025 769,658 2026 55,548 2027 55,548 2028 50,920 2029 0 2030 0 2031 0 2032 0 2,778,723 In thousand reais Classified as Public ii. Other long-term relationships with financial institutions The financial institutions with which the Company has relations are described in sub-item "i" above. iii. Degree of subordination between debts None of the Company's financial debts has a specific contractual subordination clause, so there is no preference relationship between them. Thus, the degree of subordination between the Company's financial debts follows what is determined in the legislation in force and in the guarantees constituted. iv. any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions The financing contracted with the BNDES was obtained for the expansion of the mobile telephony network and has restrictive contractual clauses that provide for the fulfillment of certain financial indexes calculated every six months. The Debentures issued by TIM S.A. (2nd issue in Single Series) have a clause for compliance with the financial ratio, also calculated semiannually. TIM S.A. has been fully complying with the defined financial ratios. g. Limits of financing contracted and percentages already used In May 2018, the Company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 triennium with a term of use until March 2022. As of March 2019, with the contracting of Finame Direto, the Company replaced the "B" sub-credit of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company in the BNDES system, aimed to improve the conditions of one of the sub-credits, of the same value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.84% per year + spread according to the term. We disbursed 100% of the line in November 2021 with a cost of IPCA + 4.2283% p.a. and a term of 10 years. This debt is fully protected by swap with a posthedge cost of 96.95% of the CDI. In November 2022, we disbursed part of the credit lines available in sub-credits "A" and "C" of this contract, in the amount of R$ 319 million (29% of the total) with a cost of TJLP + 1.95% p.a. and a term of 2.8 years. This disbursement has no rate swap. In January 2020, a new credit line in the principal amount of R$ 752 million, guaranteed by guarantees and receivables, was contracted between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A., as borrower. The agreement has a total term of 8 years, 3 of which are grace periods and 5 years are amortization, to subsidize the company's Capex plan for the next 3 years (2020-2022) in the Northeast region. The Credit Line is divided into two installments, namely: i) R$325 million at IPCA + 1.44% p.a. or IPCA +1.22%, considering 15% compliance bonus; and ii) R$427 million at IPCA + 1.76% p.a. or IPCA +1.48% considering 15% compliance bonus. In May 2022, we disbursed the amount of 249 million (33% of the total) with an average post-hedge cost of 69.02% of the CDI, already considering 15% of compliance bonuses, and a term of 5.9 years. In May 2024, we disbursed the amount of R$387 million (52% of the total) with an average post-hedge cost of 56.82% of the CDI and a term of 1.9 years. In July 2024, we disbursed the amount of R$116 million (remaining 15% of the total) with an average post-hedge cost of 56.75% of the CDI and a term of 1.8 years. Both operations already consider the cost with a 15% compliance bonus. Classified as Public h. Significant changes in items on the income and cash flow statements General Analysis of the Result Net Revenue In 2025, Total Net Revenue and Services Revenue increased by 4.6% YoY and 5.2% YoY, respectively, driven by the solid performance of Mobile Services revenue in 2025, outperforming inflation in 2025 (IPCA 2025: 4.26%). The breakdown of Net Revenue and other highlights of the operations are presented below: Mobile Segment Breakdown (net of taxes and deductions): Mobile Service Revenue (RSM) grew 5.4% YoY in 2025, totaling R$ 23,256 million. The result was supported by: (i) the continued focus on migrating the customer base to higher-value plans, with an 11.9% growth in prepaid to postpaid migrations and 12.0% in control migrations to postpure; (ii) the controlled level of disconnections, which throughout the year were practically stable (0.8% in Postpaid ex-M2M); and (iii) by annual price adjustments. Fixed Segment Breakdown (net of taxes and deductions): In 2024, Fixed Service Revenue rose 0.4% YoY. TIM Ultrafibra retreated 1.2% YoY. The resumption in 4Q25 reflected the efforts made by the Company, throughout the year, to improve its operations – a result that had already been showing signs of recovery in recent months, with the growth of net additions, totaling 60 thousand new customers in 2025. Operating Costs and Expenses: Operating Costs and Expenses reached R$13,095 million in 2025, remaining considerably below Description 2025 V.A YoY In thousand reais Net Revenue 26.624.721 - 4,6% Costs of services provided and goods sold (12.266.584) - 3,1% Gross profit 14.358.137 53,9% 5,9% Operating revenues (expenses): (8.014.105) - -0,4% Sales (5.959.682) 74,4% 0,9% General and administrative expenses (1.734.484) 21,6% -3,5% Equity in earnings (107.800) 1,3% 30,6% Other revenues (expense), net (212.139) 2,6% -18,0% Income before financial revenues and expenses 6.344.032 23,8% 15,2% Financial revenues (expenses): (1.784.021) - -5,3% Financial revenues 1.629.877 -91,4% 89,1% Financial expenses (3.350.234) 187,8% 18,9% Foreign exchange variations, net (63.664) 3,6% n.a. Profit before income tax and social contribution 4.560.011 17,1% 25,9% Income tax and social contribution (248.027) - -47,1% Net Income 4.311.984 16,2% 36,7% Classified as Public the inflation recorded in the year (4.26%). The result once again reinforces the effectiveness of the actions carried out by the Company for greater efficiency and control of Opex. Earnings before financial income and expenses: EBIT ended 2025 with a total of R$ 6,344 million, increasing by 15.2% compared to the end of 2024, with a margin of 23.8%. Net Income Net Income totaled R$ 4,312 million in 2025, compared to R$ 3,154 million in 2024. This result represented an expansion of 36.7% YoY. Consolidated Cash Flow Statement: In 2025, Free Operating Cash Flow totaled R$5,349 million, a robust growth of 16% YoY, driven by a 15.7% YoY increase in operating cash flow and a reduction in lease payments . 2.2. Directors should comment: a. results of the issuer's operations, in particular: i. Description of any important components of the recipe The Company generates its revenues in local currency, from the provision of telecommunications services with mobile, fixed, and ultra-broadband telephony, in addition to value-added services, which also include data transmission. Another component of the revenue is the use of network or interconnection revenue, which comes from the amount charged to other operators for the termination of traffic on the TIM S.A. network. Product revenue is also part of the revenue group, referring to the sale of cell phones, accessories and others. ii. factors that materially affected operating results Considering that TIM S.A. has more than 90% of its revenues produced by customers of mobile telephony services, the main operational element that affects the results of this company is the dynamics of the mobile access base. b. material changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation The Company's revenue is basically composed of local currency, thus not being affected by possible exchange rate variations. It is directly impacted by changes in its customer base, 2025 In million reais Net cash generated by operating activities 1 3.440 Net cash applied on investment activities (3.561) Net cash applied in financing activities (9.528) Cash and cash equivalents at the beginning of the financial period 3.259 Cash and cash equivalents at the end of the year 3.610 DESCRIPTION Classified as Public variations in the volume of use and modifications in the rates charged due to a new tariff plan, product launch or introduction of promotions. The Company may adjust the prices of its tariff to the public as long as they are included in the limit price approved by ANATEL, the maximum amount is subject to an annual adjustment according to the behavior of inflation. In many cases, although ANATEL allows readjustments, the strong competition in the sector leads to reductions in the tariffs charged. c. relevant impacts of inflation, price variation of the main inputs and products, exchange rate and interest rate on the operating result and financial result of the issuer Inflation: Possible increases in the inflation rate may lead to higher costs for the Company and consequently a reduction in margins. In the event of a strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing interest rates, reducing and making the supply of credit more expensive and, consequently, affecting our consumers of telecommunications services. Interest rates: The Company's financial expenses are affected by fluctuations in the CDI (Interbank Depositary Certificate). The Company maintains its financial resources invested mainly in Interbank Certificates of Deposit (CDI), which substantially reduces this risk. Exchange rate: As mentioned in item 2.2 sub-item "b", the Company's revenue is basically composed of local currency, thus not being affected by possible exchange rate variations. With respect to the financial result, as mentioned in item 2.1 sub-item "b", the company has swap operations, with the objective of protecting itself from the risks of exchange rate variation and rates in its loan and financing operations. 2.3. Directors should comment: a. changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2 There were no changes in accounting practices for the year 2025. b. Modified opinions and emphases present in the auditor's report There were no modified opinions and emphases present in the auditor's report for the year 2025. 2.4. Directors should comment on the material effects that the following events have caused or are expected to have on the issuer's financial statements and results: a. Introduction or sale of an operating segment There was no introduction or sale of an operating segment in the fiscal year ended December 31, 2025. b. incorporation, acquisition or sale of equity interest There was no incorporation, acquisition or sale of equity interest in the fiscal year ended December 31, 2025. c. unusual events or operations End of disputes with Group C6 Classified as Public As disclosed in the material fact, on February 11, 2025, TIM S.A. and Banco C6 S.A ("C6" or "Bank") entered into an agreement ("Agreement") that aims to end all disputes related to the partnership between the companies ("Partnership") and, consequently, to extinguish the four arbitration proceedings currently in progress. The Agreement provides for the termination of the Partnership and the transfer of all shares held by TIM S.A., as well as all subscription bonuses, to C6. The transfer of the shares was subject to approval by the Cayman Islands Monetary Authority (CIMA). Once such approval is obtained, the Agreement will be concluded and the Partnership will be terminated. In March 2025, CIMA approved the Agreement signed on February 11, 2025 between the Company and Banco C6, which aimed to terminate the partnership between the parties and extinguish all ongoing disputes, including four arbitration proceedings. The Agreement contemplated the full sale of the Company's interest, including all outstanding shares and warrants held by TIM. With the formalization of the Agreement, in the first quarter of 2025, the subscription bonus had its write-off fully carried out in return for receivables that were fully settled in December 2025. Investment Fund focused on 5G solutions The Company has invested approximately R$ 339 million as of December 31, 2025 (R$ 212 million in 2024) in the Investment Fund focused on 5G solutions "Upload Ventures Growth" ("5G Fund"). Of this total amount, it is worth noting that on January 16, 2025, the Company made an investment of approximately R$ 85 million in the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology. The Company has no control over the management of the fund and has no significant influence. Grouping and splitting operation On February 24, 2025, the Company's Board of Directors approved the reverse split and subsequent split of its common shares, at a ratio of 100:1, followed by 1:100, without affecting the Company's capital stock, number of shares or ADRs. The proposal approved on March 27, 2025, at the Annual Shareholders' Meeting, considered that the Transaction, when carried out: (i) will be applied to all shareholders of the Company, (ii) without change in the amount of the Company's capital stock or in the total number of shares, (iii) without modification of the rights conferred by the shares issued by the Company to their holders and (iv) without change in the number of shares that make up each ADR, the total number of ADRs in circulation remains unchanged. In early July, the Company carried out the reverse split and reverse stock split procedure, after the 30-day period. On July 14, 2025, an auction was held for the sale of 22,059,698 common shares corresponding to the fractions resulting from the transaction, formed from the agglutination of the fractions of shares. The result of the auction, in the total amount of R$ 455,691, net of costs and fees, equivalent to R$ 20.66 per common share, was made available to the holders of the fractional shares, in the appropriate proportions, as of July 23, 2025. From the result of the auction, the amount of BRL 79,233 was paid by December 31, 2025, leaving the amount of BRL 376,458 available to former shareholders who are not identified or without complete registration data. Cancellation of treasury shares Classified as Public On February 12, 2025, the Board of Directors terminated the previous program and approved a new share buyback program of up to 67,210,173 common shares of the Company, corresponding to approximately 2.78% of the Company's total common shares. The common shares acquired under the buyback program will be held in treasury and subsequently canceled, without reduction of the capital stock. In addition, approximately 5 million shares acquired under the buyback program will be allocated to stock-based compensation of the Long-Term Incentive Plan. The objective is to increase value to shareholders through the efficient use of available cash resources and meet the Long-Term Incentive Plan (LTI). From the date of approval of this program until December 31, 2025, the Company repurchased 33,494 thousand shares for a total amount of R$748,268 and allocated 1,559 thousand shares to the LTI program. On December 16, 2025, the Company's Board of Directors approved the cancellation of 28,679 thousand shares held in treasury, without reduction in capital stock. Due to the cancellation of the shares, the Company's capital stock is now divided into 2,392,125,889 common shares. As of December 31, 2025, the Company holds in treasury 3,458 (201 as of December 31, 2024) thousands of common shares, totaling R$78,539 (R$3,451 as of December 31, 2024). 2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBITA (earnings before interest and income tax), the issuer must: a. Inform the value of non-accounting measurements As shown in item 2.5 sub-item "b" b. make reconciliations between the amounts disclosed and the values of the audited financial statements c. explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations The Company believes that EBITDA (EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization) is a useful indicator to measure its performance and highly used in the sector of which the Company is a part. With this premise in mind, TIM S.A. uses an Adjusted EBITDA metric, in which it removes the effects of equity to produce a more adequate reading of the results of the Group's operations. 2.6. Identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that materially changes them Acquisition of Total I-Systems Shares DESCRIPTION 2025 In thousand reais Net Income 4.312 Depreciation & Amortization (7.078) Net Financial Results (1.784) Income tax and social contribution (248) EBITDA 13.422 Equity in Earnings (108) Adjusted EBITDA 13.530 EBITDA Reconciliation Classified as Public On February 10, 2026, TIM S.A. informed the market that it entered into, on this date, a Share Purchase Agreement (“SPA”) with IHS Fiber Brasil – Cessão de Infraestruturas Ltda. (“IHS Brasil”), which sets forth the terms and conditions for the acquisition, by the Company, of all shares issued by I‑Systems (“I‑Systems”) currently held by IHS Brasil, corresponding to 51% of I‑Systems’ total share capital (“Transaction”). After the completion of the transaction, TIM S.A., which already held 49% of I-Systems’ shares, will come to hold all shares. The acquisition price will be R$ 950 million (“Price”), to be paid at the closing of the transaction. For more details, visit the Investor Relations website of TIM S.A.. V8 TECH acquisition. On November 27, 2025, TIM S.A. informed the market that the Company's Board of Directors approved the execution of a Share Purchase and Sale Agreement ("Agreement") for the acquisition of 100% of the capital stock of V8 Consulting S.A. ("V8. Tech"). The Transaction reinforces TIM's strategy focused on B2B, significantly expanding the Company's ability to offer complete digital transformation solutions. For more details, visit the Investor Relations website of TIM S.A.. 2.7. The directors must comment on the destination of the social results, indicating: a. Rules on Retention of Profits Paragraph 2 of article 46 of our bylaws reads as follows: "The balance of net income not allocated to the payment of the minimum mandatory dividend will be allocated to a supplementary reserve for the expansion of social businesses, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided for in this Paragraph 2 may not exceed 80% (eighty percent) of the capital stock. Once this limit is reached, it will be up to the General Meeting to decide on the balance, distributing it to the shareholders or increasing the share capital." b. Rules on dividend distribution Dividends are calculated in accordance with the bylaws, the Brazilian Corporation Law and the Profit Allocation Policy. According to its bylaws, the Company must distribute as a minimum mandatory dividend, for each fiscal year ended December 31, provided that there are amounts available for distribution, the amount equivalent to 25% of adjusted net income. c. Frequency of dividend distributions Dividends are distributed annually and the management bodies may pay or credit interest on equity under the terms of paragraph 7 of article 9 of Law 9,249/95 and relevant legislation and regulations, which may be imputed to mandatory dividends. d. any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions There are no restrictions on the distribution of dividends, except those established by law. Classified as Public e. If the issuer has a formally approved policy for the allocation of results, inform the body responsible for the approval, date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted The company has a Profit Allocation Policy, approved by the Board of Directors on July 26, 2021 and published on the company's website (https://ri.tim.com.br /esg/regulamentos-epoliticas/). 2.8. Directors must describe the material items not disclosed in the issuer's financial statements, indicating: a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: i. written off receivables portfolios on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating their liabilities ii. contracts for the future purchase and sale of products or services iii. Unfinished Construction Contracts iv. contracts for future financing receipts Not applicable, as the Company does not have other relevant items that are not recorded in its Balance Sheet. b. Other items not disclosed in the financial statements Not applicable, as the Company does not have other relevant items that are not recorded in its Financial Statement. 2.9. In relation to each of the items not disclosed in the financial statements indicated in paragraph 2.8, the directors must comment: a. how such items change or may change the revenues, expenses, operating results, financial expenses or other items of the issuer's financial statements Not applicable. b. Nature and purpose of the transaction Not applicable. c. nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction Not applicable. 2.10. Directors should indicate and comment on key elements of the issuer's business plan, specifically exploring the following topics: a. investments, including: Classified as Public i. Quantitative Description and qualitative ongoing and planned investments We ended 2025 with satisfaction, presenting consistent results in a year marked by high competitiveness and relevant strategic advances. The Company maintained its sustainable growth trajectory, fully meeting its annual targets with continuous evolution of the network, customer experience and portfolio of digital and corporate solutions. For 2026, the Company will focus on six strategic fronts: evolution of the mobile network, with an emphasis on the expansion and modernization of 5G; strengthening of broadband operations; expansion of B2B and IoT solutions; acceleration of transformation based on Artificial Intelligence; implementation of structural initiatives for operational efficiency; and consolidation of the ESG agenda as a cross-cutting pillar of corporate strategy. The Company will continue its investment (Capex) trajectory, with estimated investments ranging from R$ 4.4 billion to R$ 4.6 billion in 2026. These resources will be primarily allocated to telecommunications infrastructure, including network modernization projects, as well as the expansion of 5G coverage and capacity. The combination of infrastructure modernization, progress in the adoption of Artificial Intelligence and strategic initiatives in the B2B and broadband segments positions the Company for a sustainable growth cycle, with a focus on cash generation and reinforcing its competitive standing throughout 2026. ii. Sources of investment financing The Company's investments are financed mainly by its own cash generation and loans from development and commercial banks. Details on loans and financing are available in item 2.1, sub-items "d" and "e". iii. relevant divestments in progress and planned divestments There were no relevant divestments in the years 2025. b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's production capacity c. new products and services, indicating: i. Description of ongoing research already released ii. Total amounts spent by the emitter in research for the development of new products or services iii. projects in development already disclosed iv. total amounts spent by the issuer on the development of new products or services Not applicable, since the Company does not have research or projects already disclosed in progress. d. opportunities included in the issuer's business plan related to ESG issues TIM has been working for more than two decades in the integration of aspects known as ESG – an acronym for the Environmental, Social and Governance spheres – in corporate culture and decision-making. In 2020, TIM launched the ESG Plan, updated annually, which defines short, Classified as Public medium and long-term goals and commitments for key corporate sustainability topics, such as Renewable Energy, Indirect Emissions, Carbon Neutral, Net-Zero, Waste Management, and Ecoefficiency of data traffic, Workforce Diversity, Data Security and Compliance. We have updated our long-term ESG commitments in our 2025-2027 Strategic Plan. Based on the ambitions assumed in our latest Industrial Plan (2024-2026), we have included new objectives related to a portfolio of initiatives that are part of our business strategy, contributing to a coherent and correlated framework between ESG aspects, business operations and organizational responsibility. For Grupo TIM, the business role is increasingly linked to the responsible management of aspects that go beyond financial goals and aim to generate positive value for society in the long term. In 2025, TIM was the only company in the telecommunications sector to be recognized by B3 during COP30, in Belém, for simultaneously integrating the three main ESG indices in the Brazilian market: ISE, ICO2 and IDIVERSA. The tribute highlighted the Company's commitment to sustainable practices and reinforced the importance of the ESG agenda as a fundamental pillar for the business. In addition, for the 5th consecutive year we were selected for the S&P Sustainability Yearbook among global companies with the best sustainability practices, in the agency's assessment. In the environmental pillar, the Company demonstrates a strong performance, reporting emissions to CDP since 2010 and for the third consecutive year, it is part of the CDP Climate Change A-List, maintaining its leadership in climate change management. We offer the market several initiatives and service offerings with the potential to promote mitigation and adaptation to the effects of climate change for our B2B clients. Examples include connectivity in the field, which increases efficiency, allows fire monitoring and reduces production losses, and smart lighting in cities, ensuring energy efficiency and reduced energy consumption. These initiatives reinforce the potential of TIM's technology as an inducer of climate resilience. For more ESG information, access the ESG Report on the Investor Relations website. 2.11. Comment on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items in this section The Company understands that it has already commented on all the factors that have materially influenced the operating performance in the previous sections. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 4. Proposal for the allocation of the results related to the fiscal year 2025 by the Company Classificado como Público PROPOSAL FOR THE ALLOCATION OF NET PROFIT PURSUANT TO ANNEX A OF CVM RESOLUTION 81/22 1. Inform the net profit for the year The net profit recorded by the Company in 2025 was four billion, three hundred and eleven million, nine hundred and eighty-four thousand, sixty-four reais and ninety-four centavos (R$ 4,311,984,064.94). 2. Inform the total amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared Dividends and interest on shareholders’ equity (gross) distributed in advance 4,000,000,000.00 The dividends/interest on shareholders’ equity were paid as follows: 1st Tranche 200,000,000.00 2nd Tranche (interim) 490,000,000.00 3rd Tranche 300,000,000.00 4th Tranche 320,000,000.00 5th Tranche 480,000,000.00 6th Tranche 420,000,000.00 7th Tranche (interim) 1,790,000,000.00 (+) Additional dividends and interest on shareholders’ equity (gross) - (=) Total dividends and interest on shareholders’ equity (gross) 4,000,000,000.00 Total dividends and interest on shareholders’ equity (gross) 4,000,000,000.00 (-) Withholding income tax (IRRF) on interest on shareholders’ equity (327,575,924.20) Total dividends and interest on shareholders’ equity distributed in advance (net) 3,672,424,075.80 Total dividends and interest on shareholders’ equity (net) 3,672,424,075.8 0 Gross amount of dividends and interest on shareholders’ equity per share: 1st Tranche 0.082624038 2nd Tranche (interim) 0.202495716 3rd Tranche 0.124084855 4th Tranche 0.132315100 5th Tranche 0.199459573 6th Tranche 0.175576043 7th Tranche (interim) 0.748288377 Additional dividends - Amount of dividends and interest on shareholders’ per share, total gross (including additional dividends) 1.664843704 Classificado como Público 3. Inform the percentage of net profit paid out for the year Net profit for the year 4,311,984,064.94 Total dividends and interest on shareholders’ equity (gross) 4,000,000,000.00 % Distributed net profit for the year 92.76% The distribution percentage of 92.76% was calculated exclusively based on the gross amount of dividends and interest on shareholders’ equity for 2025, as required by applicable legislation 4. Inform the total amount and amount per share of dividends and interest on shareholders’ equity paid based on income from prior years The Company distributed a total of four hundred and ninety million (R$ 490,000,000.00) in interest on shareholders’ equity and four hundred and ten million, eight hundred and six thousand, six hundred and fourteen reais and thirty-eight centavos (R$ 410,806,614.38) in dividends, which were distributed based on the profits from previous years. Totaling nine hundred million, eight hundred six thousand, six hundred fourteen and thirty-eight centavos (R$ 900,806,614.38). The value per share of the dividends and interest on shareholders’ equity distributed based on income from previous years is R$ 0.376572. The total of nine hundred million, eight hundred six thousand, six hundred fourteen and thirty-eight centavos (R$ 900,806,614.38) distributed based on the profit from previous years, combined with the gross value of interest on shareholders’ equity and dividends, distributed with the income from the current year, amounting to three billion, ninety-nine million, one hundred ninety-three thousand, three hundred eighty-five reais and sixty-two centavos (R$ 3,099,193,385.62), represents a total of 92.76% of net profit. The amounts of dividends and interest on shareholders’ equity for 2025 were fully declared and approved by the Board of Directors throughout the year, in accordance with applicable legislation and the Bylaws. The Annual General Meeting (AGM) therefore serves to ratify resolutions already adopted, without proposing any additional distribution. 5. Inform, deducting prepaid dividends and interest on shareholders’ equity already declared: a. The gross amount of the dividend and interest on shareholders’ equity, segregated, per each type and class of share According to the table in item 6, all amounts related to interest on shareholders’ equity and dividends for 2025 were approved and declared throughout the year. b. The form and term of payment of dividends and interest on shareholders’ equity 1. The payment of the 1st tranche related to interest on shareholders’ equity occurred on April 22, 2025; 2. The payment of the 2nd tranche related to interest on shareholders’ equity will occur by April 30, 2026; Classificado como Público 3. The payment of the 3rd tranche related to interest on shareholders’ equity occurred on July 23, 2025; 4. The payment of the 4th tranche related to interest on shareholders’ equity occurred on October 21, 2025; 5. The payment of the 5th tranche related to interest on shareholders’ equity occurred on January 21, 2026; 6. The payment of the 6th tranche related to interest on shareholders’ equity will occur by June 30, 2026; and 7. The payment of the 7th tranche related to Dividends occurred on December 30, 2025. c. Possible restatement and interest on dividends and interest on shareholders’ equity Not applicable. d. Declaration date of payment of additional dividends proposed considered for identification of shareholders who will be entitled to their receipt Not applicable. 6. If the declaration of dividends or interest on shareholders’ equity had occurred based on income determined in the semi-annually balances or in shorter periods a. Inform the amount of dividends proposed or interest on shareholders’ equity already declared The Company resolved on the distribution of interest on interim shareholders’ equity and proposed dividends as detailed below: Interest on shareholders’ equity / Dividends Gross Withholding Income Tax (IRRF) Net Date of approval 1ª Interest on shareholders' equity 200,000,000.00 29,811,603.76 170,188,396.24 02/10/2025 2ª Interim interest on shareholders’ equity 490,000,000.00 73,500,000.00 416,500,000.00 03/24/2025 3ª Interest on shareholders' equity 300,000,000.00 44,440,240.82 255,559,759.18 05/05/2025 4ª Interest on shareholders' equity 320,000,000.00 47,137,251.17 272,862,748.83 07/22/2025 5ª Interest on shareholders' equity 480,000,000.00 71,026,805.07 408,973,194.93 09/23/2025 6ª Interest on shareholders' equity 420,000,000.00 61,660,023.38 358,339,976.62 12/16/2025 7ª Interim dividends 1,790,000,000.00 - 1,790,000,000.00 12/16/2025 b. Notify the date of the respective payments Interest on shareholders’ equity / Dividends Gross Withholding Income Tax (IRRF) Net Payment date 1ª Interest on shareholders' equity 200,000,000.00 29,811,603.76 170,188,396.24 04/22/2025 Classificado como Público 2ª Interim interest on shareholders’ equity 490,000,000.00 73,500,000.00 416,500,000.00 Up to 04/30/2026 3ª Interest on shareholders' equity 300,000,000.00 44,440,240.82 255,559,759.18 07/23/2025 4ª Interest on shareholders' equity 320,000,000.00 47,137,251.17 272,862,748.83 10/21/2025 5ª Interest on shareholders' equity 480,000,000.00 71,026,805.07 408,973,194.93 01/21/2026 6ª Interest on shareholders' equity 420,000,000.00 61,660,023.38 358,339,976.62 Up to 06/30/2026 7ª Interim dividends 1,790,000,000.00 - 1,790,000,000.00 12/30/2025 7. Provide a comparative table indicating the following amounts per share of each type and class: a. Net profit for the year and of the three (3) previous years 2025 2024 2023 Net profit for the year 4,311,984,064.94 3,153,880,725.20 2,837,422,255.02 Net earnings per share 1.8026 1.3028 1.1721 b. Dividend and interest on shareholders’ equity paid in the last three (3) years 2025 2024 2023 Minimum dividends and interest on shareholders´ equity (gross) distributed in advance 1,720,000,000.00 1,450,000,000.00 1,600,000,000.00 (+) Interim dividends and interest on shareholders’ equity (gross) 2,280,000,000.00 - - (+) Additional dividends and interest on shareholders’ equity (gross) - 2,050,000,000.00 1,310,000,000.00 (-) Withholding income tax (IRRF) on interest on shareholders’ equity (327,575,924.20) (213,573,628.83) (233,229,664.47) (=) Total dividends and interest on shareholders’ equity (net) 3,672,424,075.80 3,286,426,371.17 2,676,770,335.53 Dividends and interest on shareholders´ equity - common shares 3,672,424,075.80 3,286,426,371.17 2,676,770,335.53 3,672,424,075.80 3,286,426,371.17 2,676,770,335.53 % Dividends and interest on shareholders´ equity (net) on adjusted income 99.89% 122.97% 108.39% Dividends and interest on shareholders´ equity (net) per share Common shares 1,535,214 1,357,576 1,105,830 8. If there is allocation of profits to the legal reserve a. Identify the amount allocated to the legal reserve Classificado como Público Pursuant to the provisions of Article 193 of Law 6404/76, it is necessary to apply five percent (5%) of the adjusted net profit to the constitution of the legal reserve, totaling one hundred and ninety-three million, four hundred and ninety-two thousand, four hundred and sixty-one reais and eighty-four centavos (R$ 193,492,461.84 ). b. Detail the calculation form of legal reserve 2025 2024 2023 Net profit for the year 4,311,984,064.94 3,153,880,725.20 2,837,422,255.02 (-) Non-distributable tax incentives (442,134,828.18) (340,716,307.37) (237,828,111.99) 3,869,849,236.76 2,813,164,417.83 2,599,594,143.03 Constitution of legal reserve – 5% of net profit (193,492,461.84) (140,658,220.89) (129,979,707.15) 9. If the Company does not have preferred shares with fixed or minimum dividend rights a. Describe the calculation form of fixed or minimum dividends Not applicable. b. Inform if the income for the year is sufficient for the full payment of fixed or minimum dividends Not applicable. c. Identify if any unpaid installment is cumulative Not applicable. d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares Not applicable. e. Identify the fixed or minimum dividends to be paid for preferred share of each class Not applicable. 10. Regarding the mandatory dividend a. Describe the calculation form provided for in the bylaws Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act. According to its bylaws, the Company must distribute as a minimum mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit. Net profit for the year 4,311,984,064.94 Offset of accumulated loss - Classificado como Público 4,311,984,064.94 (-) Constitution of legal reserve -193,492,461.84 (-) Non-distributable tax incentives -442,134,828.18 Adjusted net profit 3,676,356,774.92 % of minimum dividends established in the Bylaws 25% Minimum dividends calculated based on adjusted profit 919,089,193.73 Additional dividends 0.00 Minimum dividends and interest on shareholders´ equity (gross) distributed in advance 1,720,000,000.00 Interim (gross) dividends and interest on shareholders’ equity 2,280,000,000.00 (=) Total dividends and interest on shareholders’ equity (gross) 4,000,000,000.00 (-) Withholding income tax (IRRF) on interest on shareholders’ equity -327,575,924.20 Total dividends and interest on shareholders’ equity (net) 3,672,424,075.80 Amount in excess of gross mandatory minimum dividends 3,080,910,806.27 b. Inform if it is being fully paid The Company approved the distribution of all mandatory minimum dividends, throughout the year 2025, via interest on shareholders’ equity. The payment of the fifth tranche occurred on January 21, 2026. The amount of the sixth tranche of interest on shareholders’ equity will occur by June 30, 2026. The other tranches were all paid within the year 2025. c. Inform the amount eventually withheld Not applicable. 11. If there is retention of compulsory dividend due to the financial situation of the company a. Inform retention amount Not applicable. b. Describe the financial situation of the company in detail, also including aspects regarding the liquidity analysis, working capital and positive cash flows Not applicable. c. Justify the dividend retention Not applicable. 12. If there is allocation of income to reserve for contingencies a. Identify the amount allocated to the reserve Not applicable. b. Identify the loss considered likely and its cause Classificado como Público Not applicable. c. Explain why the loss was considered likely Not applicable. d. Justify the formation of reserve Not applicable. 13. If there is allocation of income to unrealized profit reserve a. Inform the amount allocated to unrealized profit reserve Not applicable. b. Inform the nature of unrealized profits that gave rise to the reserve Not applicable. 14. If there is allocation of income to statutory reserves a. Describe the statutory clauses that determined the reserve Paragraph 2 of Article 46 of our Bylaws reads as follows: “The balance of net profit not allocated to the payment of the mandatory minimum dividend will be allocated to a supplementary reserve for the expansion of the company’s businesses, including, without limitation: investments in infrastructure and in the development of products and services. The reserve provided for in this Paragraph 2 cannot exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing share capital.” b. Identify the amount allocated to the reserve As mentioned above, up to the limit of 80% of the share capital, all amounts not allocated to the minimum mandatory dividend or proposed dividends may be allocated to this reserve. In 2025, the Company used reserves from previous years to approve interim dividends of four hundred ten million, eight hundred six thousand six hundred fourteen reais and thirty-eight centavos (R$ 410,806,614.38) and interest on shareholders’ equity of four hundred ninety million (R$ 490,000,000.00). After the end of the fiscal year on December 31, 2025, the Company allocated five hundred seventyseven million, one hundred sixty-three thousand, three hundred eighty-nine reais and thirty centavos (R$ 577,163,389.30) to the Expansion Reserve, as part of the allocation of profit for the year. At the end of the fiscal year, the net change in the expansion reserve was a loss of three hundred twentythree million, six hundred forty-three thousand, two hundred twenty-five reais and eight centavos (R$ 323,643,225.08). Classificado como Público The Company conducted an express verification of the statutory limit, confirming that the closing balance of the Expansion Reserve remains below 80% of the share capital in effect on December 31, 2025, with no excess to be reversed or distributed. Thus, the proposed allocation is in accordance with the Bylaws, Law 6404/76, and CVM Resolution 81 c. Describe how the amount was calculated 2025 2024 2023 Net profit for the year 4,311,984,064.94 3,153,880,725.20 2,837,422,255.02 Offset of accumulated loss - - - 4,311,984,064.94 3,153,880,725.20 2,837,422,255.02 (-) Constitution of legal reserve (193,492,461.84) (140,658,220.89) (129,979,707.15) (-) Profit reserve (tax incentives) (442,134,828.18) (340,716,307.37) (237,828,111.99) Adjusted net profit 3,676,356,774.92 2,672,506,196.94 2,469,614,435.88 (-) Total dividends and interest on shareholders’ equity (gross) (4,000,000,000.00) (1,450,000,000.00) (1,600,000,000.00) (-) Total additional dividends and interest on capital (gross) proposed - (2,050,000,000.00) (1,310,000,000.00) Amount destined/(distributed) from the statutory reserve (323,643,225.08) (827,493,803.06) (440,385,564.12) 15. If there is profit retention provided for the capital budget a. Identify the retention amount Not applicable. b. Supply a copy of the capital budget Not applicable. 16. If there is allocation of income to tax incentive reserve a. Inform the amount allocated to the reserve The amount allocated to the reserve is four hundred and forty-two million, one hundred and thirty-four thousand, eight hundred and twenty-eight reais and eighteen centavos (R$ 442,134,828.18). b. Explain the nature of the allocation Classificado como Público Law 11.638/07, by modifying the structure of Shareholders’ Equity, also changed the way in which donations and investment grants are recorded, no longer allowing their recording directly in a Capital Reserve, as provided for in Decree 3.000/1999, in its Article 545. Thus, such record started to be made in the profit (loss) for subsequent transfer to the Profit Reserve - Tax Incentive Reserve. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 5. To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on November 3rd, 2025 and February 25th, 2026 Classificado como Público Name: Denísio Augusto Liberato Delfino Date of Birth: February 2, 1979 Occupation: Economist CPF/Passport No.: 043.048.226-40 Position: Member of the Board of Directors Date of Election: November 3, 2025 Term of Office: Until ASM 2027 Investiture: December 1, 2025 Elected by the Controller: Yes Start date of the 1st consecutive t If an independent member, under the terms of the erm of office: N/A specific regulations applicable to the matter: Yes Professional experience and other positions held: Mr. Denísio is Brazilian and has extensive experience in the financial market, having served as CEO of BB Asset Management and as director at Previ, Brazil's largest pension fund. He worked for over 20 years at Banco do Brasil in areas such as Corporate Governance, Capital Markets, and Private Banking, in addition to having worked at the Ministry of Finance. He holds a PhD and master's degree in Economics from FGV and a bachelor's degree in Economics from the Federal University of Viçosa. Until September 2025, he represented Latin America on the Principles for Responsible Investment (PRI) Council. He is currently a member of the Board of Directors and Sustainability Committee of Neoenergia and a full member of the Fiscal Council of Gerdau. Recognized by Forbes as one of the 10 best CEOs in 2024, he has advanced certifications in financial markets and a solid track record in ESG and investments. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Ratification of the election of a member of the Board of Directors appointed on November 03, 2025. Classificado como Público Ratification of the election of a member of the Board of Directors appointed on February 25, 2026. Name: Camillo Greco Date of Birth: February 18, 1974 Occupation: Economist CPF/Passport No.: YC8220633 Position: Member of the Board of Directors Date of Election: February 25, 2026 Term of Office: Until ASM 2027 Investiture: March 31, 2026 Elected by the Controller: Yes Start date of the 1st consecutive t If an independent member, under the terms of the erm of office: N/A specific regulations applicable to the matter: No Professional experience and other positions held: Mr. Camillo Greco graduated in Economics from La Sapienza University in Rome in 1997 and completed an Executive MBA at INSEAD in 2005. In 1996, he started his career at JP Morgan, where over the years he held positions of increasing responsibility in Investment Banking, both in London and Milan, including Global Head Consumer Investment Banking, Head Consumer & Retail EMEA, Co-Senior Country Officer Italy, and Head of the M&A Advisory Team. He joined the Poste Italiane Group in July 2020 as Deputy Chief Financial Officer and Head of Financial Holdings. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 6. Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council Nominees for the positions of members of the Company's Fiscal Council 1 Classificado como Público *Number considers mandates in TIM S.A. and TIM Participações S.A., the latter being merged into TIM S.A. on Aug. 31, 2020. ** Date of first term as Alternate Member of the Fiscal Board Name Date of Birth Occupation CPF/Passport No. Position Date of Election Investiture Term of Office Other positions Elected by the Controller (Yes/No) Independent (Yes/No) Date of First Mandate* Ana Gati December 4, 1963 Engineer 102.095.638-00 Effective Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes March 30, 2023** Carlos Eduardo Nascimento November 30, 1964 CIO, Board Member 433.450.939-87 Alternate Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes March 30, 2023 Gustavo Raldi Tancini April 4, 1983 Accountant 308.280.808-52 Alternate Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes March 27, 2025 Heloisa Bedicks August 25, 1960 Economist 048.601.198-43 Effective Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes March 28, 2024 Isaac Berensztejn May 23, 1954 Telecommunicati ons Engineer 332.872.367-68 Alternate Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes N/A Walmir Kesseli August 28, 1959 Economist 357.679.019-53 Effective Member of the Fiscal Council To be approved at the ASM of March 31, 2026 To be approved at the ASM of March 31, 2026 1 year until ASM 2027 N/A Yes Yes April 4, 2017* Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: Name: Ana Maria Gati Date of Birth: December 4, 1963 Occupation: Engineer CPF/Passport No.: 102.095.638-00 Position: Effective Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31, 2026 Elected by the Controller: Yes Start date of the 1st consecutive term of office: Elected as alternate member on March If an independent member, under the terms of the 30, 2023. specific regulations applicable to the matter: Yes Professional experience and other positions held: Mrs. Ana Maria Gati is a certified board member (IBGC) and Qualified Risk Director (QRD) with board experience in different sectors and capital. She has extensive experience in general industries, among other businesses, having worked for the following companies: Mckinsey & Company, Kearney, Avon and Mars, as well as Gati Consultoria. She has solid expertise in supply chain management, innovation, retail, and direct sales channels, with professional experience both in Brazil and internationally. Currently, she serves as a Board Member at Empresa Pérola (since February 2020), a Board Member at Empresa Pettenati (since September 2022), and a Fiscal Council Member at Metalúrgica Gerdau (since April 2025). The last two companies are listed on B3, and the latter is also listed on NYSE. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: Name: Carlos Eduardo do Nascimento Date of Birth: November 30, 1964 Occupation: CIO, Board Member CPF/Passport No.: 433.450.939-87 Position: Alternate Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31 2026 Elected by the Controller: Yes Start date of the 1st consecutive term If an independent member, under the terms of the of office: March 30, 2023 specific regulations applicable to the matter: Yes Professional experience and other positions held: Mr. Carlos Eduardo do Nascimento holds a degree in Information Technology, is a certified Board Member, and has an MBA in Strategic Business Management, as well as specialization in Business Intelligence and Corporate IT. He has 20 years of experience in the telecommunications industry and has worked in the IT services and solutions market as Partner and Director in several companies. His executive experience includes IT management, business consulting, mergers and acquisitions, project and process management. He has served as a statutory director of the Paraná Commercial Association (ACP) in various terms, including Vice President and as a member of the Fiscal and Deliberative Councils. Currently, he is a member of ACP’s Deliberative Council and serves as a director at Imacá Artefatos de Madeira. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: Name: Gustavo Raldi Tancini Date of Birth: April 4, 1983 Occupation: Accountant CPF/Passport No.: 308.280.808-52 Position: Alternate Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31, 2026 Elected by the Controller: Yes Start date of the 1st consecutive t If an independent member, under the terms of the erm of office: March 27, 2025 specific regulations applicable to the matter: Yes Professional experience and other positions held: Mr. Gustavo Raldi Tancini holds a degree in Accounting from the University of São Paulo (USP) and earned both a Master’s and a Ph.D. in Controllership and Accounting from USP, completed in 2013 and 2017, respectively. He also holds a postgraduate degree in Corporate Law from Fundação Getúlio Vargas (FGVLaw) and completed an executive program in Valuation of Private Assets at Saïd Business School, University of Oxford, in 2023.Currently, he is a Partner at Momentum Accounting – Accounting, Consulting, and Advisory, where he has been since 2008. He serves as a member of the Statutory Compliance and Audit Committee (CAEE) at Braskem S.A. since 2024 and works as an independent guest lecturer and consultant for several institutions, including Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Fundação Getúlio Vargas – São Paulo School of Economics (since 2022), PEGECE at ESALQ/USP (since 2022), Associação Paulista de Estudos Tributários – APET (since 2024), FBM Business School (since 2011), and Fundação Álvares Penteado (since 2012).He holds certifications in International Financial Reporting (ACCA – Association of Chartered Certified Accountants, UK), International Audit (ACCA), IFRS (ICAEW – Institute of Chartered Accountants of England and Wales), IFRS for SMEs (ICAEW), as well as Certified Expert Witness in Accounting (CNPC) accredited by CFC. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: Name: Heloisa Belotti Bedicks Date of Birth: August 25, 1960 Occupation: Economist CPF/Passport No.: 048.601.198-43 Position: Effective Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31, 2026 Elected by the Controller: Yes Start date of the 1st consecutive term If an independent member, under the terms of the of office: March 28, 2024 specific regulations applicable to the matter: Yes Professional experience and other positions held: Ms. Heloisa Belotti Bedicks is a member of the Board of Directors of Vale and the Mapfre Group. She coordinates Vale’s Audit and Risk Committee and serves as a member of the Audit Committees of Grupo Mapfre and Companhia de Gás de Minas Gerais (Gasmig), as well as the Fiscal Council of TIM. She also sits on Vale’s Governance and Nomination Committee. On a voluntary basis, she serves as a member of the Fiscal Council of the Boticário Foundation and is part of the Advisory Board of the NGO “Portas Abertas” in Brazil and the Netherlands. She was Deputy Chairman of GNDI – Global Network of Director Institute and a board member of ICGN – International Corporate Governance Network. She was a member of the Board of Directors of BNDES, BNDESpar and FINAME for 3 years until January 2023, as well as its People, Eligibility, Compensation and Succession Committee, the Social, Environmental and Climate Change Responsibility Committee and also its Audit Committee. Between 2020 and 2022, she served as a member of the Fiscal Council of Braskem S.A., of the Association of Supporters of the Mergers and Acquisitions Committee – ACAF (B3, Anbima and IBGC), as a member of the Board of MAPFRE Seguradora de Garantia e Crédito S.A., of the Advisory Board of the Ethical Fund of ABN AMRO Asset Management, of the Center for Sustainability Studies of the Getúlio Vargas Foundation and of the Corporate Sustainability Index (ISE) of BMF&Bovespa. She was the General Director of IBGC – Brazilian Institute of Corporate Governance from 2001 to 2020. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: Name: Isaac Berensztejn Date of Birth: May 23, 1954 Occupation: Telecommunications Engineer CPF/Passport No.: 332.872.367-68 Position: Alternate Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31, 2026 Elected by the Controller: Yes Start date of the 1st consecutive t If an independent member, under the terms of the erm of office: N/A specific regulations applicable to the matter: Yes Professional experience and other positions held: Mr. Isaac Berensztejn holds a degree in Telecommunications Engineering from PUC-RJ (1977), a Master's degree in Production Engineering from COPPE-UFRJ (1979), and an Executive MBA in Finance from COPPEAD (1987). Throughout his professional career, he has worked as Chief Financial Officer (CFO) and in Investor Relations roles at various companies, such as Level 3 (2016-2018), Claro (2012-2015), Embratel (2004-2014 and 2000), StarOne (2001-2003), and Telemar (1998-1999). Additionally, he held leadership positions in the Financial Department at Embratel (1994-1997) and at Telos, Embratel's pension fund (1992-1994). In terms of board and fiscal council positions, he served as a board member at Statkraft Energias Renováveis (2021-2023), Litel Participações (2020- 2025), Claro Telecom Participações (2014-2015), Net (2005-2014), Telmex Solutions Telecomunicações (2013-2014), StarOne (2004-2014), and on the Deliberative Council at Telos (1996-2003). He was also a fiscal council member at Itaúsa Investimentos Itaú S.A. (2016-2024) and holds certifications from the Brazilian Institute of Corporate Governance (2015) and the Certification Institute of Social Security Professionals (2012). Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classificado como Público Item 7.3 - In relation to each of the managers and members of the fiscal council of the issuer, indicate, in the form of a table: * The date considers the mandates in TIM S.A. and TIM Participações S.A., the latter incorporated by the former on August 31, 2020. Name: Walmir Urbano Kesseli Date of Birth: August 28, 1959 Occupation: Economist CPF/Passport No.: 357.679.019-53 Position: Effective Member of the Fiscal Council Date of Election: To be approved at the ASM of March 31, 2026 Term of Office: 1 year until ASM 2027 Investiture: To be approved at the ASM of March 31, 2026 Elected by the Controller: Yes Start date of the 1st If an independent member, under the terms of the consecutive term of office: April 4, 2017* specific regulations applicable to the matter: Yes Professional experience and other positions held: Mr. Walmir Kesseli has a degree in Economic Sciences and has served as Chairman of the Fiscal Council of TIM since 2017 and President of the nonprofit organization Working for Africa, since 2013. Since 2011, Mr. Walmir has worked as a volunteer consultant at the non-profit organization Mission for the Interior of Africa – MIAF and since 2016 as secretary of the directors at the Recanto.Esperança.Integral Development Center. Declaration of any convictions: In the last five (5) years, there has been no criminal conviction, or conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or a final and unappealable conviction, at the judicial or administrative level, which has suspended or disqualified the referred administrator from practicing professional or commercial activity. Classified as Public 7.5. Existence of a marital relationship, stable union or kinship up to the second degree between: There is no marital relationship, stable union or kinship up to the 2nd degree between the candidates for members of the Fiscal Council and: (i) our directors; (ii) the managers of our direct and indirect subsidiaries; (iii) the administrators of our direct or indirect controllers. Classified as Public 7.6. Subordination, Service Provision or Control Relationships between Managers and Subsidiaries, Controlling Shareholders and Others in the last 3 fiscal years: (a) The issuer's direct or indirect subsidiaries, with the excep��on for the ones in which the issuer has directly or indirectly, an interest equal to or greater than 99% (ninetynine percent) of the share capital; (b) The issuer’s direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons. There are no subordination, service or control relationships between the candidates for members of the Fiscal Council and: (i) our subsidiaries, direct or indirect. (ii) our direct or indirect controllers; or (iii) suppliers, customers, debtors or relevant creditors of the Company, our direct and indirect parent companies or our direct and indirect subsidiaries. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 7. Compensation Proposal for the Company’s Administrators and Fiscal Council members for the year of 2026 Classificado como Público COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL The process of preparing the Compensation Proposal for Management and the Fiscal Council presented below was supported by market compensation studies, prepared by a renowned specialized consulting firm, with an overview of market practice in general and in selected markets, considering companies with characteristics, size, and governance levels similar to those of the Company. The evolutionary assumptions adopted for the preparation of this proposal were defined with the main objectives of aligning the compensation of managers with the best practices identified in the market study and supporting the achievement of the Company's strategic objectives. Therefore, according to the proposal presented to the Compensation Committee and to the Board of Directors of TIM S.A. ("Company"), in meetings held on February 25th, 2026, the following compensation will be proposed to the General Meeting: 1) Board of Directors: Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais). The proposed amount provides for the maintenance of the practices and values approved for the previous year. 2) Fiscal Council: Proposal for total annual compensation of R$ 702,000.00 (seven hundred and two thousand reais). The proposed amount provides for the maintenance of the practices and values approved for the previous year. 3) Statutory Officers: Proposal for an annual global remuneration of R$ 47,498,000.00 (forty-seven million, four hundred and ninety-eight thousand reais). For the Fixed Remuneration component, it is planned to review the amounts currently practiced, considering the forecasts of wage growth in the market and inflation, resulting in a proposal with a total average increase of 5.8% compared to the proposal approved in the previous year. The proposal regarding the Short-Term Variable Compensation considers the most optimistic scenario in relation to exceeding the objectives established for the program's performance indicators, as provided for in the Company's policy. For the proposal of Long-Term Variable Compensation, the amounts referring to the grants already granted and the realization of a new grant were considered, in accordance with the regulations and resolutions of the Board of Directors. Despite the maintenance of the current Classificado como Público award policy of the Long-Term Incentive Plan, the proposal for 2026 shows a growth of 5.6% compared to that approved for the previous year, mainly due to the revisions of the award policy that applied in 2023, 2024 and 2026, since the accounting for each grant occurs during the vesting period, which can last up to 3 years. For the Benefits component, the proposed amounts reflect the adjustments resulting from inflation indices and current contractual conditions. And, finally, an additional amount was proposed providing for expenses with terminations and/or hiring, in case of any changes in the current composition of the Board of Executive Officers. Therefore, the amount of compensation presented here, provides for an increase of 2.6% in the compensation approved for the previous year. If we do not consider the accounting adjustments for the long-term incentive, the total change from 2026 vs 2025 would be zero. 4) Committees Proposal for a total annual compensation of R$ 3,024,000.00 (three million and twenty-four thousand reais). The proposed amount provides for the maintenance of the practices and values approved for the previous year. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 8. Item 8 from the Reference Form Classified as Public 8.1. Describe the policy or practice for compensation of the board of directors, of the statutory and non-statutory executive boards, of the fiscal council, statutory committees and audit committees, for risk, finance and compensation, covering the following aspects: a. objectives of the compensation policy or practice, informing whether the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, locations on the world wide web where the document can be consulted The TIM S.A. Management Compensation Policy approved by the Board of Directors on December 15, 2021 (available on the Company’s Investor Relations website) is an instrument that aims to establish the rules and principles for defining and evolving the compensation of members of the Board of Directors, Advisory Committees, Fiscal Council and Statutory Executive Board in an aligned and competitive manner with market practices, aiming to attract, engage, recognize and retain the human resources required to achieve the Company’s strategic objectives, always respecting the corporate governance requirements for publicly traded companies within the country. The resulting compensation architecture must balance compensation (fixed and variable) and leverage the benefits system, aiming at generating long-term sustainable results for TIM S.A. The definition of the compensation structure and values is supported by the analysis of market practices, mainly in the high technology and telecommunications market, as well as companies that are similar in size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company’s strategic planning. The methodology provides for analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median and 3rd quartile). The compensation breakdown considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions. In the TIM S.A. organizational structure, and in accordance with the Internal Regulations of the Board of Directors approved on July 29, 2020 and updated on September 28, 2020, there is a specific committee to address the compensation of the Company’s Management, which is the Compensation Committee, composed of 3 effective members of the Board of Directors. This Committee is not statutory, but it is permanent and has the following main powers: a) prepare the proposal for the apportionment of the annual global amount of the compensation established by the General Meeting among the Company’s Officers for the Board of Directors; b) submit a proposal to the Board for the compensation of Officers aiming to ensure their alignment with the objective of creating value for the Company’s shareholders over time; c) periodically assess the compensation criteria of the Company’s Officers and senior executives and, after consulting the Chief Executive Officer, formulate recommendations to the Board; d) monitor the application of decisions made by the competent bodies and the Company’s policies regarding the compensation of senior executives; e e) analyze other matters related to the compensation of Company members, as delegated by the Board. Classified as Public Still in the form of the Internal Regulation, the Committee must report its monitoring and evaluation activity to the Board of Directors, and, in relation to items (a) and (b) above, the Committee must report to the Board before the Meeting of the Board of Directors which is held after the Annual General Meeting. Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company’s challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues. In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it. TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee. It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer. Board of Directors: The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives. Members of the Board of Directors do not have receive fees for holding this position, with the exception of the Chairman of the Board. It should also be highlighted that Board Members may have their total compensation at the Company differentiated according to their participation or not in advisory committees, which have a specific monthly compensation, as described below. The compensation of the Board of Directors is revisited annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, the People, Culture & Organization Officer proposes, or not, a compensation adjustment, which is first presented to the Compensation Committee which, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders’ Meeting. Board of Directors Committees: The Company has Specialized Committees, which report to the Board of Directors, namely: The Compensation Committee, Control and Risk Committee, Statutory Audit Committee and ESG (Environmental, Social & Governance) Committee. Fixed monthly compensation is provided for effective members participating in committees, which is also revisited annually as part of the process described above. Fees for participating in committees are defined according to market practices, and may differ between committees and according to the role of the Board Member (Coordinator or Committee Member). Fiscal Council: Classified as Public The compensation practice covers the payment of fixed monthly fees, not applying direct and indirect benefits or short and long term incentives. The members of the Fiscal Council do not have separate fees for holding this position, with the exception of the Chairman. The compensation of the Fiscal Council is revised annually, through comparative analyzes with market practices, supported by specialized surveys. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee by the People, Culture & Organization Officer who, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders’ Meeting. Statutory and Non-Statutory Executive Board: The compensation practice includes the payment of fixed monthly fees / salaries, direct and indirect benefits, in addition to short and long-term variable compensation. b. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and senior management, indicating: i. the bodies and committees of the issuer that participate in the decision-making process, identifying how they participate Board compensation programs and levels are suggested to the Compensation Committee by the People, Culture & Organization Officer, based on the current compensation strategy. When making his/her recommendations, the People, Culture & Organization Officer considers the Company’s challenges, individual performance, compensation surveys and the competitive market context, in addition to other aspects, such as retention risks, skills and knowledge, experience and potential of each executive. The People, Culture & Organization Officer may eventually use specialized external consulting firms to support technical issues. The Compensation Committee may also assist the Board of Directors in relation to the functions delegated to it. TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee. It is incumbent upon the Board of Directors to forward the proposal for the maximum global compensation of the administrators for approval by the shareholders at the General Meeting, as well as to define the allocation of the annual global amount approved for the Members of the different bodies and for the Chief Executive Officer, who is responsible for the allocation of the annual global budget approved for the other Statutory Officers, with the support of the People, Culture & Organization Officer. ii. criteria and methodology used to determine individual compensation, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and scope of said studies The methodology used to define the individual compensation provides for an analysis of the compensation practiced by the market (whether fixed, variable, benefits or compensation for participation in committees), considering benchmark companies and surveys provided by companies specialized in compensation, such as: Korn Ferry Hay Group, Willis Towers Watson, among others. Comparisons consider the different available statistics (median and 3rd quartile). Classified as Public The compensation breakdown considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by assessing the grade and matching positions. iii. how often and how does the board of directors assess the adequacy of the issuer’s compensation policy TIM S.A. has its Compensation Practices (Long-Term Incentive Plan, Short-Term Incentive Program – MBO (Management By Objectives), and Management Compensation) approved annually by the Board of Directors, after being examined and recommended by the Compensation Committee. c. breakdown of compensation, indicating: i. description of the several elements that make up the compensation, including, in relation to each of them: • its objectives and alignment with the issuer’s short, medium and long-term interests The Compensation of the members of the Board of Directors and the Fiscal Council is composed of a single element, which is the Fixed Compensation, which may be complemented by participation in advisory committees. The fixed component aims to enhance the strategic role of the members, having as a benchmark the values practiced in the market. In turn, the Compensation of the Statutory and Non-Statutory Executive Board is composed of 3 elements: Fixed Compensation, Variable Compensation and Direct and Indirect Benefits, with varying degrees of relevance, due to market practices, the Company’s positioning and the objectives for the position. Each component is duly detailed below: 1) Fixed Compensation: It aims to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices. 2) Variable compensation: Aims to reward the achievement and surpassing of the Company’s goals, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the targets and objectives of the organization defined in the three-year industrial plan presented to the market. In turn, the variable component is broken down into four groups, namely: 2.1) MBO The MBO – Management By Objectives – is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company’s business, containing goals and corporate objectives. - Corporate Objectives: the Company’s macro objectives, with high strategic relevance, which depend on the collective efforts of all the Company’s employees to be achieved. The performance indicators that are considered in determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators (such as Employee Engagement, Renewable Electric Energy, among others), reassessed and validated annually, always in line with the objectives presented to shareholders for the Triennial Plan. Classified as Public Such objectives are proposed annually by the Company’s management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee. 2.2) Bonus (una tantum) The Bonus is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company. 2.3) Hiring/Retention Bonus The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional losses that may exist in the transition between companies. 2.4) Long-Term Incentive Plan: In recent years, the Company has instituted share-based incentive plans for senior managers and those employees who hold key positions in the Company. Such a long-term mechanism aims to: (i) align the interests of senior management with the interests of shareholders, through participation in the business risk; (ii) implement an integrated incentive system, aiming to balance the time horizon and the nature of the objectives; (iii) increase the competitiveness of the recognition package and (iv) operate as an instrument for retaining key people for the Company. It is worth highlighting that the Company has a Securities Disclosure and Trading Policy, pursuant to CVM Resolution 44/21, which is communicated to each new member elected in the Company’s senior management upon signature of the Term of Adhesion, which is filed at the Company’s headquarters. The Long-Term Incentive Plans establish general terms and conditions for the granting of Company’s shares, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer. The Plan’s management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company’s Bylaws. The Board of Directors is entitled to: - decide on any measures related to the management of the Plan, interpretation, detailing and application of the general rules established herein; - modify the terms and conditions for granting the Shares, with the purpose of adapting them to any requirements that may become necessary due to any legal or regulatory changes applicable to the Plan or the Stock Granting Agreement; - decide on omitted cases, following the general guidelines of the Plan and the applicable legal provisions; - analyze exceptional cases related to the Plan; - select the Participants, at its sole discretion, previously evaluated by the Human Resources Board and by the Chief Executive Officer and examined by the Compensation Committee; - authorize the Company’s Board to sign the Stock Granting Agreements with the Plan Participants; and - in case of exceptional situations that make it impossible for the Plan to continue, create mechanisms and rules and/or modify the terms of the Stock Granting Agreement, including replacing it with similar Classified as Public instruments, aiming to avoid any distortions and losses to the Participants, to the Company and its Shareholders, in strict alignment with the Plan’s objectives. The Board of Directors must refrain from, except for the adjustments expressly permitted by the Plan: (i) increasing the total limit of Shares that may be granted under the Plan; (ii) changing the provisions relating to the eligibility of Participants; or (iii) without the holder’s consent, modifying or impairing any rights or obligations arising from Stock Granting Agreements entered into with any Participants. 3) Direct and indirect benefits: It aims to offer products and services that increase the well-being of the individual and his/her family in economic and social terms, reflecting on the value received by executives, aiming to attract and retain them in the Company. The benefits package for each member of Senior Management considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys. The Company seeks to offer a comprehensive benefits package for Senior Management that manages to cover the different dimensions of well-being, with eligibility criteria that can be specific or related to the grade and position of the holder. Benefits evolve according to market practices and the collective agreement, as well as the evolution of people’s expectations and needs. Some examples of benefits offered by the Company are: private pension plan, extended maternity, paternity and marriage leave, health care plan, dental plan, life insurance, day care assistance and food/meal vouchers. The Company also offers executives the opportunity to customize their benefits package in a way that best meets their needs through a flexible benefits platform. ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total compensation calculation methodology and readjustment of each of the compensation elements. Fiscal Year 2025 (Actual) Board of Directors Fiscal Council Statutory Executive Board Non-Statutory Executive Board Number of effective members 4.25 3.0 6.25 0.0 Fixed compensation (%) 100% 100% 28,0% N/A Variable compensation (%) 0% 0% 32,8% N/A % Share-Based Compensation (including options) 0% 0% 39,2% N/A Fiscal Year 2024 (Actual) Board of Directors Fiscal Council Statutory Executive Board Non-Statutory Executive Board Number of effective members 5.0 3.0 6.0 0.0 Fixed compensation (%) 100% 100% 28.9% N/A Variable compensation (%) 0% 0% 22.6% N/A % Share-Based Compensation (including options) 0% 0% 48.5% N/A Fiscal Year 2023 (Actual) Board of Directors Fiscal Council Statutory Executive Board Non-Statutory Executive Board Number of effective members 5.0 3.0 6.4 0.0 Fixed compensation (%) 100% 100% 41% N/A Variable compensation (%) 0% 0% 27% N/A % Share-Based Compensation (including options) 0% 0% 32% N/A • its calculation and readjustment methodology Classified as Public The compensation structure aims to follow market practices, mainly in the high technology and telecommunications markets, as well as companies of similar size and governance characteristics (they are part of the Novo Mercado [New Market], listed on the New York Stock Exchange, etc.) and is updated annually according to the market movements and the Company’s strategic planning. The compensation of the Board of Directors, the Advisory Committees and the Fiscal Council are revisited annually, through comparative analysis with market practices, supported by specialized research. Based on the result of these analyses, a compensation adjustment is proposed or not, which is first presented to the Compensation Committee that, after its evaluation, recommends the adjustment to the Board of Directors, always respecting the maximum limits approved at the Shareholders’ Meeting. The Compensation of the Executive Board is made up of the following elements, with varying degrees of relevance, due to the impacts they may generate on the Company’s results. According to the introduction, the organizational evaluation of positions and compensation amounts is made through an internal system that classifies positions in “bands” based on the Hay methodology (system with which the main positions of the organization are evaluated). Through this methodology, the Company facilitates the comparison of its position with the market, in addition to supporting the management and development of human resources. Thus, it is possible to recognize and reflect the breadth of scope and value of the position internally and externally, as well as the individual performance, experience, education and knowledge of the executive, supported by market practices. 1) Fixed compensation Base Salary or Management Fees: The fixed compensation consists of the payment of 12 installments per year, plus the 13th salary and vacation for senior executives who are governed by the Brazilian Labor Code (CLT). The definition of the benchmark fixed compensation to support the definition of the individual compensation of each member of the Executive Board is based on the “weight” of the position, according to the Hay methodology. The definition of individual compensation, as well as its periodic readjustment, mainly consider one’s previous compensation, the criticality of the position, performance and achievement of established targets, the need for shielding, internal equity (including that of gender and race), the comparative analysis with the market, through salary surveys conducted by specialized consulting firms, as well as the competitive scenario. 2) Variable compensation Variable Compensation aims to reward the achievement and surpassing of the Company’s targets, aligned with the budget, strategic planning and market practices. Through this instrument, the aim is to achieve / exceed the targets and objectives of the organization defined in the threeyear industrial plan presented to the market. The variable component is subdivided into three groups: - The Short-Term Incentive Program called “MBO – Management By Objectives” – which is the short-term variable compensation program, based on the concept of profit sharing, linked to strategic indicators for the Company’s business, containing targets and objectives, both corporate and functional (for each Board); - the Bonus (una tantum) which is an instrument based on valuing individual performance, which can be used to recognize the outstanding performance of the executive, as well as rewarding the results of specific and relevant initiatives and projects for the Company; e - Long-Term Incentive, which is a share-based plan with the following objectives: (a) align the interests of senior management with the interests of shareholders, through participation in the business risk; (b) implement an integrated incentive system, aiming to balance the time horizon Classified as Public and the nature of the objectives; (c) increase the competitiveness of the recognition package and (d) operate as an instrument for retaining key people for the Company. 2.1) MBO The variable compensation of the Executive Board is directly linked to the evolution of performance indicators of interest to the issuers. Based on this, we align and link the interests of Officers to the Company’s results. The program’s structure is divided into Corporate Objectives, which have the following definitions: - Corporate objectives (with a total weight of 100% in 2025): the Company’s macro objectives, with high strategic relevance, which depend on the collective efforts of all the Company’s employees to be achieved. The performance indicators that are considered when determining the corporate objectives of the incentive plan are the main financial and operational indicators and ESG indicators: Net Promoter Score (Customer Loyalty Index), employee engagement and electricity from renewable sources, reassessed and validated annually, always in line with the objectives presented to shareholders for the Three-Year Plan. Such objectives are proposed annually by the Company’s management in accordance with the challenges of the Industrial Plan, and approved by the Board of Directors, upon recommendation of the Compensation Committee. Each objective is assigned a weight and three target levels, which correspond to 3 payment levels (currently set at 50%, 100%, and 150%). All objectives are paid individually and eligibility triggers may apply. Objectives with attainment below the minimum target of 50% do not generate payment and those with attainment above the maximum target have their payment limited to 150%. For each MBO – Management By Objectives participant, a target value is defined based on a salary multiple or amount of fees and its amount considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters, identified in specialized surveys market. 2.2) Bonus (una tantum) The bonus is based on valuing individual performance, which justifies the company’s recognition, especially considering tactical initiatives and specific and relevant projects. The application of this instrument is linked to a salary multiple, the payment amount of which may vary according to the strategic role, the individual’s performance based on the relevance of a given project, initiative and / or financial / qualitative return for the Company, in line with the market’s Compensation Practices. 2.3) Hiring / Retention Bonus The Company, when analyzing the market conditions, context and challenges of the business and aiming to guarantee the continuity of the business and compliance with the Company’s strategic plan, can offer the payment of specific bonuses to ensure the hiring and / or retention of key executives. In the specific case of Hiring Bonuses, this modality aims to make it possible to make offers that are more attractive to external candidates and that minimize any occasional losses that may exist in the transition between companies. The value of the hiring / retention bonus is defined as an amount of fees / annual salaries, in line with market practices and proportional to the required retention period. In the case of Hiring Bonus, it may also vary depending on the particularities and specific conditions involved in the negotiation between the parties. 2.4) Long-term incentive plan: For each participant, a target value is defined based on a salary multiple, which is converted into a target number of shares. Such amount considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. Classified as Public The Long-Term Incentive Plan establishes general terms and conditions for the granting Company’s shares, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors and recommended by the Compensation Committee, based on proposal by the Chief Executive Officer and the People, Culture & Organization Officer. 2021-2023 and 2024-2026 Plans: On March 30, 2021 and March 28, 2024, the Annual Shareholders’ Meeting of TIM S.A. approved the long-term incentive plans, “2021-2023 Plan” and “2024-2026 Plan”, respectively, granted to senior directors and to those who occupy key positions in the Company. Before submitting the analysis and approval of a new plan, a market analysis is carried out to assess the need to update the current rules, considering the type of plan, eligibility criteria, general rules and the impact on the Total Rewards mix of eligible participants. The Long-Term Incentive Plans (“Plan”) provide for the granting of shares to participants issued by the Company and provide for a combination of two modalities: - Restricted Shares, subject to the participant remaining with the Company for a certain period; e - Performance Shares, subject to the achievement of specific targets and the participant remaining with the Company for a certain period. Generally, performance objectives are linked to economic/financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG indicators - Environmental, Social & Governance - (example: % of women in leadership positions, Ecoefficiency, % of black people in leadership positions and Recycling of solid waste), always in line with the objectives presented to shareholders for the Three-Year Plan. The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. The term of validity of 2021-2023 and 2024-2026 Plans has the same periodicity of 3 years related to its vesting. In turn, in addition to considering the transfer of Shares, also provides for the possibility of making payment to participants of the equivalent amount in cash. As approved by the Company’s General Meeting of Shareholders, the Plans are managed under the responsibility of the Board of Directors, subject to the Company’s Articles of Organization. The shares granted under the terms of the Plan, including those already granted or not, and discounting those canceled, are limited to a percentage of the total number of shares issued by the Company during the term of the Plan, defined in the Plan’s regulations and approved at the General Shareholders’ Meeting. The Plan’s management is incumbent upon the Board of Directors, which may delegate the assignments specified to the Compensation Committee, subject to the terms of the Plan and the limits provided for by law and in the Company’s Bylaws. The base price of the share, for the purpose of calculating the amount to be granted to each Participant based on their award, considers the average price of the share, weighted by the financial volume, during a period defined by the Board. The amount of shares awarded is calculated according to the market price by dividing the target reward by the base share price. Performance conditions may also vary the number of shares granted, for more or less, depending on the criteria defined in each Grant. The performance measures defined for the Grants of the 2021-2023 Plan are broken down into an internal financial target and an external target for relative share performance, considering the TSR of the Company’s shares compared to the performance of the IBrX-50. Both were linked to an award table with a minimum variation of 75% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the Classified as Public internal indicator, when reached, by up to +50 pp beyond the 150% limit, and it can slow down the minimum award of 75% by 25 pp. In addition, in this Plan we have included ESG targets during the 3 Grants, acting as a bonus or penalty +4%/-4%. The final award calculated according to the results of the internal target, the external target and the ESG target can reach a maximum of 204% payout. The performance measures defined for the Grants of the 2024-2026 Plan are broken down into an internal financial target (operates as the reward basis) and an external target for relative share performance (operates as an accelerator/decelerator), considering the TSR of the Company’s shares compared to the performance of the IBrX-50. The internal financial target is associated with an award table with a minimum variation of 50% and a maximum variation of 150%. In case of non-achievement of the minimum target of the internal indicator, no award is generated for the Vesting determined. In turn, the external indicator makes it possible to accelerate the result of the internal indicator, when reached, by up to +50 pp, and it can slow down the minimum award by up to 25 pp. In the 2024 and 2025 Grants, an ESG target was assigned acting as a bonus or penalty +4%/-4%. The final award calculated according to the results of the internal target, the external target and the ESG target must not exceed the maximum payout limit of 150%. 2.5) Clawback Policy Participants in Variable Compensation Programs will be subject to the Clawback Policy approved by the Board of Directors on November 6, 2023. This Policy provides for recovery of compensation in the event of a restatement of financial statements resulting from material failure to comply with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth therein. It is intended to comply with the requirements implemented by the SEC (Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Companies Manual - “Listing Rule”). The full Clawback Policy is available for consultation on the Investor Relations website at: https://ri.tim.com.br/esg/regulamentos-e-politicas. In addition to the conditions provided for in the approved Clawback Policy, the Company may also recover any prize resulting from these programs that were, in whole or in part, obtained due to any type of error, fraudulent behavior or misconduct attributable to the participant, without which the same performance-related prize would not have been achieved or would have been achieved at a lower level. The activation of the Clawback does not exclude the Company's right to indemnity for any additional damages, nor in any way excludes the possibility of new initiatives, such as disciplinary measures, termination and/or any other lawsuit whatsoever permitted and provided for in accordance with current legislation. In this sense, the possibility of activating the Clawback is an additional element and not a replacement for other actions that can be triggered by the Company. The total amount that can be claimed for recovery corresponds to the difference between the net amount recognized as a performance-based award and the net amount that would have actually been achieved in the absence of the fraudulent behavior/misconduct/error. The activation of the recovery request may or may not be linked to a restatement of the financial statements, depending on the characteristics of the triggering event. In cases where it is necessary to restate the financial statements, the recovery will apply to all participants in the Programs, regardless of whether they gave rise to such recovery. In cases where fraudulent behavior / misconduct / error does not require restatement of the financial statements, the Board of Directors undertakes to decide whether the activation of Clawback will cover all participants who shared the same objective or only those who caused its activation. To activate the Clawback, the Board of Directors must first offer the Participant in question the possibility of requesting to be heard by the Compensation Committee, which will report the result of the hearing to the Board of Directors. If the Board of Directors deems it appropriate to proceed with the activation of the Clawback Policy, the Company will communicate the amounts recovered to the Participant in question in writing so that he or she can proceed directly with the refund within 90 days. After this period, without the Participant in question having directly refunded the indicated amount, the Company may order the recovery of the relative amount by deducting them from future payments or even through a lawsuit. Classified as Public This policy may be activated in the three years following the calculation or disbursement of the award subject to this action or fiscal year, whichever is older. The Clawback Policy can be activated even if the respective Participant has, at the date of the activation decision, interrupted - for any reason, including retirement - the employment relationship with the Company. 3) Direct and indirect benefits: 3.1) Private pension The Company has a private pension plan with Icatu/Onze, which guarantees the same conditions for the Company’s senior management as for other participants. This plan was launched in October 2023 and allows its participants to make the value of their contributions flexible by up to 15% of the nominal salary for participants in the Flexible Benefits program, and up to 5% of the nominal salary for other participants. For such contribution, the employee must contribute at least the same amount. As for the possibility of early redemption, this can occur in the following cases: - In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund; - At any time, the participant can redeem his/her part of the contribution. However, the company’s portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions or grace periods beyond those already provided for in legislation on the topic); - Upon termination of the relationship with the Company, the participant can access the company’s part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan, a plan before the Icatu/Onze plan) or on the company’s time (installment linked to the accumulated balance of Itaú/Onze plan). It is worth highlighting that the Company’s Private Pension Plan does not cover the members of the Board of Directors and the members of the Fiscal Council. 3.2) Benefits Package The Company has a wide benefits package for Senior Management, where TIM offers, according to the established eligibility criteria: bank benefits, agreements, extended maternity leave, extended paternity leave, extended marriage leave, company time off, health care plan, pharmacy assistance, dental plan, life insurance, child nutrition assistance, daycare assistance, assistance for children classified as PwD, guidance and personal support program, food/meal vouchers, education reimbursement and quality of life. This benefits package evolves according to market practices and the collective agreement. The benefits package for each member of Senior Management considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters identified in specialized market surveys. • main performance indicators considered therein, including, where applicable, indicators linked to ESG issues Fixed Compensation: Market practices are the factors considered in determining value, in addition to individual performance and achievement of established targets. Variable compensation: i.MBO - The Company’s main corporate economic/financial indicators are associated with this compensation instrument, such as EBITDA, Equity Free Cash Flow, Net Service Revenues and Classified as Public Mobile Post Paid Base Growth vs. Market plus ESG indicators, namely Net Promoter Score (Customer Loyalty Index), employee engagement and electricity from renewable sources, reassessed and validated annually, always in line with the objectives presented to shareholders for the Three-Year Plan presented to the market. ii.Bonus (una tantum) - Appreciation of individual performance, which justifies the recognition by the company. The application of this instrument is not necessarily linked to quantitative and predefined objectives. iii.Hiring / Retention – Need to attract key positions and/or length of stay at the Company or another company belonging to the group. iv. Long-term incentive plan - 2021-2023 and 2024-2026 Plans: The shares are granted according to the achievement of a set of performance measures and according to the participant’s permanence in the Company for a certain predefined period. The plan’s performance measures consider internal economic/financial indicators, external relative performance indicators (the Company’s position in a TSR ranking made up of companies that make up the IBrX-50) and ESG indicators. ii. reasons that justify the formation of compensation The compensation breakdown considers the importance of the occupant’s role within the organizational structure, based on the Total Compensation market parameters, identified in specialized market surveys. The elements of Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of positions, through an internal system that classifies positions into “bands” based on the Hay methodology (a system with which the main positions in the organization are evaluated). The Company’s short, medium and long-term compensation components are based on financial results, which act as a parameter for defining the limits of variable compensation and the share-based plan, ensuring equality between results and bonuses for the Company’s executives. iii. the existence of members not compensated by the issuer and the reason for this The Company has five members of the Board of Directors who are not compensated, as they expressly waived the fixed monthly fees in the year 2025. d. existence of compensation supported by subsidiaries or direct or indirect controlling shareholders The Company has 5.0 members of the Board of Directors who are remunerated by the indirect controlling shareholders. The other members of the Statutory Executive Board, of the Board of Directors and of the Fiscal Council, when compensated as a result of activities performed for the Company, have their compensation fully borne by TIM S.A. e. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as disposal of issuer’s controlling interest The Company does not define as a rule the compensation or benefit linked to the occurrence of a corporate event. However, it can establish a Hiring / Retention Bonus or link certain performance objectives in its variable incentive instruments to those who act directly with the challenges associated with the corporate movement, thus enabling the fulfillment of the strategic plan and the creation of value for shareholders. Finally, for the Share-based Long-Term Incentive Program, the possibility of the Board of Directors revising it is provided for, taking the necessary measures to allow its continuity, including its replacement by similar instruments, to avoid any distortions and losses to the Participants, the Company and its Shareholders, in strict alignment with its objectives. Classified as Public 8.2. In relation to the compensation stated in the profit or loss for the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council. Total compensation for the Fiscal Year as of 12/31/2026 - Budgeted Board of Directors Statutory Executive Board Fiscal Council Total Total number of members 10 6 3 19 Number of compensated members 10 6 3 19 Annual fixed compensation 9,460,800.00 18,062,000.00 842,400.00 28.365.200,00 Salary or Directors' fee 4,860,000.00 11,172,000.00 702,000.00 16.734.000,00 Direct and indirect benefits 0 1,479,000.00 0 1.479.000,00 Participation in committees 3,024,000.00 0 0 3.024.000,00 Other 1,576,800.00 5,411,000.00 140,400.00 7.128.200,00 Description of other fixed compensation Remuneração Fixa - Outros refere-se aos recolhimentos feitos ao INSS. Variable compensation 0 18,705,000.00 0 18,705,000.00 Bonus 0 0 0 0 Profit sharing 0 14,330,000.00 0 14,330,000.00 Participation in meetings 0 0 0 0 Commissions 0 0 0 0 Other 0 4,375,000.00 0 4,375,000.00 Description of other variable compensations - Hiring / Firing - 0 Post-employment 0 0 0 0 Cessation of the job position 0 0 0 0 Share-based (including options) 0 16,142,000.00 0 16,142,000.00 Note 0 0 0 Total compensation with INSS 9,460,800.00 52,909,000.00 842,400.00 63,212,200.00 Total compensation for the Fiscal Year as of 12/31/2025 - Annual amounts Board of Directors Statutory Executive Board Fiscal Council Total Total number of members 10 6 3 19 Number of compensated members 4.25 6.25 3 13.5 Annual fixed compensation 4,745,838.71 15,322,878.81 708,811.36 20,777,528.88 Salary or Directors' fee 2,505,000.00 11,171,888.85 590,640.00 14,267,528.85 Direct and indirect benefits 0 1,864,224.11 0 1,864,224.11 Participation in committees 1,482,000.00 0 0 1,482,000.00 Other 758,838.71 2,286,765.85 118,171.36 3,163,775.92 Description of other fixed compensation Fixed Compensation - Others refers to payments made to the INSS. - Variable compensation 0 11,205,519.97 0 11,205,519.97 Bonus 0 0 0 0 Profit sharing 0 9,945,519.97 0 9,945,519.97 Participation in meetings 0 0 0 0 Commissions 0 0 0 0 Other 0 1,260,000.00 0 1,260,000.00 Description of other variable compensations - Hiring / Firing - 0 Post-employment 0 0 0 0 Cessation of the job position 0 0 0 0 Share-based (including options) 0 15,659,337.58 0 15,659,337.58 Note 0 0 0 0 Total compensation with INSS 4,745,838.71 42,187,736.36 708,811.36 47,642,386.43 Classified as Public Total compensation for the Fiscal Year as of 12/31/2024 - Annual amounts Board of Directors Statutory Executive Board Fiscal Council Total Total number of members 10 6 3 19 Number of compensated members 5 6 3 14 Annual fixed compensation 5,302,800.00 14,682,291.75 715,008.00 20,700,099.75 Salary or Directors' fee 2,760,000.00 10,767,899.98 595,840.00 14,123,739.98 Direct and indirect benefits 0 1,496,348.00 0 1,496,348.00 Participation in committees 1,659,000.00 0 0 1,659,000.00 Other 883,800.00 2,418,043.77 119,168.00 3,421,011.77 Description of other fixed compensation Fixed Compensation - Others refers to payments made to the INSS. - Variable compensation 0 9,608,800.36 0 9,608,800.36 Bonus 0 0 0 0 Profit sharing 0 9,049,573.08 0 9,049,573.08 Participation in meetings 0 0 0 0 Commissions 0 0 0 0 Other 0 559,227.28 0 559,227.28 Description of other variable compensations - Hiring Bonus - 0 Post-employment 0 0 0 0 Cessation of the job position 0 0 0 0 Share-based (including options) 0 20,602,662.46 0 20,602,662.46 Note - - - 0 Total compensation with INSS 5,302,800.00 44,893,754.57 715,008.00 50,911,562.57 Total compensation in the Year as of 12/31/2023 - Annual amounts Board of Directors Statutory Executive Board Fiscal Council Total Total number of members 10.0 6.4 3.0 19.4 Number of compensated members 5.0 6.4 3.0 14.4 Annual fixed compensation 5,146,800.00 15,230,060.38 604,800.00 20,981,660.38 Salary or Directors' fee 2,760,000.00 10,729,183.49 504,000.00 13,993,183.49 Direct and indirect benefits 0.00 1,349,820.53 0.00 1,349,820.53 Participation in committees 1,659,000.00 0.00 0.00 1,659,000.00 Other 727,800.00 3,151,056.36 100,800.00 3,979,656.36 Description of other fixed compensation Fixed Compensation - Others refers to payments made to the INSS. - Variable compensation 0.00 8,032,421.99 0.00 8,032,421.99 Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 6,705,421.99 0.00 6,705,421.99 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other 0.00 1,327,000.00 0.00 1,327,000.00 Description of other variable compensations - Hiring - - Post-employment 0.00 0.00 0.00 0.00 Cessation of the job position 0.00 0.00 0.00 0.00 Share-based (including options) 0.00 9,541,559.03 0.00 9,541,559.03 Note - - - - Total compensation with INSS 5,146,800.00 32,804,041.41 604,800.00 38,555,641.41 Classified as Public 8.3. In relation to the compensation of the last three years and to the one provided for the current fiscal year, of the Board of Directors, Statutory Executive Board and Fiscal Council: Fiscal Year 2026 (Budgeted) Board of Directors Fiscal Council Statutory Executive Board Total Total number of members 10 3 6 19 Number of compensated members 0 0 6 6 Values in reais (R$) MBO Minimum amount provided for in the compensation plan N/A N/A 0 0 Target Value provided for in the Compensation Plan N/A N/A 9,553,000.00 9,553,000.00 Maximum amount provided for in the compensation plan N/A N/A 14,330,000.00 14,330,000.00 Bonus (one tantum) Minimum amount provided for in the compensation plan N/A N/A 0 0 Target Value provided for in the Compensation Plan N/A N/A 0 0 Maximum amount provided for in the compensation plan N/A N/A 0 0 Fiscal Year 2025 (Actual) Board of Directors Fiscal Council Statutory Executive Board Total Total number of members 10.0 3.0 6.0 19.0 Number of compensated members 4.25 0.0 6.25 10.50 Values in reais (R$) MBO Minimum amount provided for in the compensation plan N/A N/A 0 0 Target Value provided for in the Compensation Plan N/A N/A 9,280,833.29 9,280,833.29 Maximum amount provided for in the compensation plan N/A N/A 13,921,249.94 13,921,249.94 Amount actually recognized in profit or loss for the year ¹ N/A N/A 9,945,519.97 9,945,519.97 Bonus (one tantum) Minimum amount provided for in the compensation plan N/A N/A N/A 0 Target Value provided for in the Compensation Plan N/A N/A N/A 0 Maximum amount provided for in the compensation plan N/A N/A N/A 0 Amount actually recognized in profit or loss for the year N/A N/A 0 0 Participation in meetings and committees Minimum amount provided for in the compensation plan N/A N/A N/A 0 Target Value provided for in the Compensation Plan N/A N/A N/A 0 Maximum amount provided for in the compensation plan N/A N/A N/A 0 Amount actually recognized in profit or loss for the year 1,482,000.00 N/A N/A 1,482,000.00 Fiscal Year 2024 (Actual) Board of Directors Fiscal Council Statutory Executive Board Total Total number of members 10.0 3.0 6.0 19.0 Number of compensated members 5.0 0.0 6.0 11.0 Values in reais (R$) MBO Minimum amount provided for in the compensation plan N/A N/A 0.00 0.00 Classified as Public Target Value provided for in the Compensation Plan N/A N/A 9,104,166.63 9,104,166.63 Maximum amount provided for in the compensation plan N/A N/A 13,656,249.94 13,656,249.94 Amount actually recognized in profit or loss for the year ¹ N/A N/A 9,049,573.08 9,049,573.08 Bonus (one tantum) Minimum amount provided for in the compensation plan N/A N/A N/A 0.00 Target Value provided for in the Compensation Plan N/A N/A N/A 0.00 Maximum amount provided for in the compensation plan N/A N/A N/A 0.00 Amount actually recognized in profit or loss for the year N/A N/A 0.00 0.00 Participation in meetings and committees Minimum amount provided for in the compensation plan N/A N/A N/A 0.00 Target Value provided for in the Compensation Plan N/A N/A N/A 0.00 Maximum amount provided for in the compensation plan N/A N/A N/A 0.00 Amount actually recognized in profit or loss for the year 1,659,000.00 N/A N/A 1,659,000.00 1. The MBO values reported in this table refer exclusively to the current year’s program. Therefore, they do not include the variations between the payment made in 2024 and the provisioning of the previous year’s program. Fiscal Year 2023 (Actual) Board of Directors Fiscal Council Statutory Executive Board Total Total number of members 10.0 3.0 6.4 19.4 Number of compensated members 5.0 0.0 6.4 11.4 Values in reais (R$) MBO Minimum amount provided for in the compensation plan N/A N/A 0.00 0.00 Target Value provided for in the Compensation Plan N/A N/A 8,717,500.15 8,717,500.15 Maximum amount provided for in the compensation plan N/A N/A 13,076,250.22 13,076,250.22 Amount actually recognized in profit or loss for the year ¹ N/A N/A 9,589,250.16 9,589,250.16 Bonus (one tantum) Minimum amount provided for in the compensation plan N/A N/A N/A 0.00 Target Value provided for in the Compensation Plan N/A N/A N/A 0.00 Maximum amount provided for in the compensation plan N/A N/A N/A 0.00 Amount actually recognized in profit or loss for the year N/A N/A 0.00 0.00 Participation in meetings and committees Minimum amount provided for in the compensation plan N/A N/A N/A 0.00 Target Value provided for in the Compensation Plan N/A N/A N/A 0.00 Maximum amount provided for in the compensation plan N/A N/A N/A 0.00 Amount actually recognized in profit or loss for the year 1,659,000.00 N/A N/A 1,659,000.00 1. The MBO values reported in this table refer exclusively to the current year’s program. Therefore, they do not include the variations between the payment made in 2023 and the provisioning of the previous year’s program. 8.4. Regarding the share-based compensation plan of the Board of Directors and the Statutory Executive Board in force on the last year and provided for the current year: a. general terms and conditions At the Extraordinary General Meeting held on March 30, 2021, a new long-term incentive plan was approved for the 2021-2023 fiscal years. The Plan approved proposes to compensate participants with shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares. Under the Plan, the Company’s officers and employees (“Participants”) are eligible to receive shares issued by us upon execution of a share granting agreement (“Stock Granting Agreement”), which must specify: (a) the number of shares object of the grant; (b) general conditions of performance and grace period for acquiring the right to receive shares; (d) the performance factors and how they may change the number of Performance Shares awarded and (e) the number of shares that will be subject to the Share Ownership Policy. The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant. Generally, performance objectives are Classified as Public linked to economic-financial indicators and equity performance metrics (for example: Total Shareholder Return) and ESG (Environmental, Social & Governance) indicators, always in line with the objectives presented to shareholders for the Triennial Plan. On March 28, 2024, the General Shareholders’ Meeting of TIM S.A. approved a new long-term incentive plan for the years 2024-2026, whose Regulation contains the same characteristics as the 2021-2023 Plan mentioned above. The Share-Based Long-Term Incentive Plans are managed by the Board of Directors, with the support of the Compensation Committee, following the terms of the Plan and the limits established by law and our Bylaws. b. approval date and responsible body The Company has submitted to the competent corporate bodies a new plan for the Long-Term Incentive Program for the 2021−2023 fiscal years. The Plan was approved at an Extraordinary Shareholders’ Meeting held on March 30, 2021. A new long-term incentive plan for the years 2024-2026 was approved on March 28, 2024 by the Annual Shareholders’ Meeting of TIM S.A. c. maximum number of shares covered The shares granted under the terms of the Long-Term Incentive Plan, including those already received by the participants or not, minus those canceled under the terms of the Plan, may grant rights on a number of shares that does not exceed 2% of the total number of shares issued of the Company during the Plan’s effectiveness, provided that the total number of Shares issued or likely to be issued under the terms of the Plan is within the limit of the Company’s authorized share capital. d. maximum number of options to be granted Not applicable, as TIM S.A. does not have a call option plan in force. e. conditions for acquisition of shares The conditions for acquiring shares, as provided for in the Plans, are described in the Stock Granting Agreement entered into with each of the Participants. To be entitled to receive the shares granted as Restricted Shares and/or Performance Shares, the beneficiary must wait a maximum period of 90 days, after the end of the Company’s grace period, to transfer the shares, provided the applicable performance and grace period conditions are met. f. criteria for setting the acquisition or strike price The Plans defined for 2018-2020 and 2021-2023 allow TIM managers and/or employees to receive payments in shares issued by the Company, subject to certain Restricted Shares and/or Performance Shares . The base price of the shares granted in the 2021−2023 and 2024−2026 Plans set by the Board of Directors, have the recommendation of the Compensation Committee and do not include criteria for setting the acquisition price, as they grant shares at market value, under the rules below: (i) Measurement Period of the Share Base Price: period, to be set by the Board of Directors, prior to the Share Granting, for defining the Share Base Price; Classified as Public (ii) Share Base Price: average price of the Shares, weighted by the daily financial volume traded at B3 (B3 S.A. – Brasil, Bolsa, Balcão) during the Measurement Period of the Share Base Price. g. criteria for setting the acquisition or strike term For the 2021-2023 and 2024-2026 Plans, as they are stock grant plans and not options, there is no exercise term defined. h. form of settlement For the 2021-2023 and 2024-2026 Plans, there is no stipulated form of settlement, as there is no procedure for acquiring shares since the Plan provides for the granting of shares at market value. The Board of Directors has the option of making the payment in shares or its equivalent in cash. i. restrictions to the transfer of shares The Board of Directors, in its role as administrator of the Plans, shall follow the best governance practices and the rules restricting the transfer of the shares issued by the Company that have been granted. The Board of Directors is also entitled to establish Stock Ownership Guidelines. j. criteria and events that, when checked, will cause the suspension, change or extinction of the plan Without prejudice to the provisions of the Plans or any of the Stock Granting Agreement, the shares granted under the terms of the Plans will automatically expire, ceasing all their effects by operation of law, in the following cases: (i) upon full receipt of the shares provided for under the 2021−2023 and 2024−2026 Plan grants; (ii) upon termination of the Stock Granting Agreement; (iv) if the Company is dissolved, liquidated or declared bankrupt; (v) at any time at the discretion of the Board of Directors or whenever there are situations that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by Beneficiaries/Participants; e (vi) in the event of termination of the Beneficiary/Participant described in item “k” below. k. effects of the removal of the officer from the issuer bodies on its rights provided for in the share-based compensation plan If the Participant requests resignation from the Company, the right to receive the ILP (Long-term Incentive Plan) that has not completed the vesting period on the termination date will be automatically extinguished, by operation of law, regardless of prior notice or indemnification. In the event of Termination by decision of the Company without just cause (or without the occurrence of facts that would constitute just cause if the Participant were employed by the Company), or by mutual agreement, the right to receive the LTI that has not completed vesting on the date of termination will be in proportion to the vesting actually completed, by dividing the total months completed by the total months comprising the vesting, considering as a “month” the period of 30 calendar days, provided that the Participant has completed at least 12 months of participation in the Plan. Classified as Public In the event of Termination by decision of the Company with just cause (or with the occurrence of facts that would constitute just cause if the Participant were employed by the Company), the rights to receive the LTI will be automatically extinguished, by operation of law, regardless of prior notice or indemnity. In the event of the Participant’s death, his/her heirs and successors shall receive the LTI that has not completed vesting in full (considering 100% achievement of the performance conditions for the remaining period) in cash, regardless of whether vesting has been completed. In the event of the Participant’s retirement, making it impossible for him/her to carry out his/her activities in the Company, the Board of Directors may authorize the receipt of all or part of the Shares subject to this Instrument, regardless of vesting. The Board of Directors may determine that the Termination will not have occurred in the event of the Participant being transferred to another company in the same conglomerate as the Company (understood as any direct or indirect parent company of the Company, associated company, subsidiary or a company subject to common control) and determine specific rules for dealing with such cases. 8.5. In relation to the share-based compensation in the form of stock options recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content: Not applicable, as TIM S.A. does not have a call option plan in force. 8.6. In relation to each grant of stock options carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content: Not applicable, as TIM S.A. does not have a call option plan in force. 8.7. As regards the outstanding options of the Board of Directors and the Statutory Directors at the end of the last year: Not applicable, as TIM S.A. does not have a call option plan in force. 8.8. As regards the options exercised in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years: Not applicable, as TIM S.A. does not have a call option plan in force. 8.9. In relation to the share-based compensation, in the form of shares to be delivered directly to beneficiaries, recognized in the profit or loss for the last three years and to the one provided for the current year, of the Board of Directors and the Statutory Executive Board, prepare a table with the following content: a. body b. total number of members c. number of compensated members d. potential dilution in case of granting all shares to beneficiaries Classified as Public 2024−2026 Plan (Performance Shares and/or Restricted Shares) Share-based compensation expected for the current fiscal year - Year 2026 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.0 Potential dilution in case of granting all shares to beneficiaries* N/A 0.04% (1) To calculate the potential dilution in the year 2025, the assumption used was the average share price calculated throughout the month of December 2024. Share-based compensation - fiscal year ended 12/31/2025 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.25 Potential dilution in case of granting all shares to beneficiaries* N/A 0.04% (1) To calculate the potential dilution in the year 2025, the assumption used was the average share price calculated throughout the month of December 2024. Share-based compensation - fiscal year ended 12/31/2024 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.0 Potential dilution in case of granting all shares to beneficiaries* N/A 0.05% (1) To calculate the potential dilution in the year 2024, the assumption used was the average share price calculated throughout the month of December 2023. 2021−2023 Plan (Performance Shares and/or Restricted Shares) Share-based compensation - fiscal year ended 12/31/2023 Board of Directors Statutory Executive Board Total number of members 10.0 6.4 Number of compensated members 0.0 6.4 Potential dilution in case of granting all shares to beneficiaries* N/A 0.06% (1) To calculate the potential dilution in the year 2023, the assumption used was the average share price calculated throughout the month of December 2022. * NOTE: To calculate the percentage of potential dilution, the product of the division of the number of new shares to be potentially issued granted annually as Performance or Restricted Shares by adding this quantity to the initial number of shares of the Company before the possible capital increase, multiplying the quotient obtained by 100; 8.10. In relation to each grant of shares carried out in the last three fiscal years and planned for the current fiscal year by the board of directors and the statutory executive board, prepare a table with the following content: a. body b. total number of members c. number of compensated members d. grant date e. number of shares granted f. deadline for delivery of shares g. restriction period to the transfer of shares Classified as Public h. fair value of shares on the grant date i. multiplying the number of shares granted by the fair value of the shares on the grant date 2024-2026 Plan (Performance Shares and/or Restricted Shares) Share-based compensation - expected on 12/31/2026 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.0 Granting shares Grant date N/A TBD Number of shares granted N/A TBD Maximum term for delivery of shares N/A TBD Restriction term for the transfer of shares N/A N/A Fair value of shares on the grant date N/A N/A Multiplying the number of shares granted by the fair value of the shares on the grant date N/A N/A Share-based compensation - fiscal year ended 12/31/2025 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.25 Granting shares Grant date N/A 05 de Maio de 2025 Number of shares granted N/A 1,383,956 Maximum term for delivery of shares N/A 05 de Maio de 2028 Restriction term for the transfer of shares N/A N/A Fair value of shares on the grant date N/A N/A Multiplying the number of shares granted by the fair value of the shares on the grant date N/A N/A Share-based compensation - fiscal year ended 12/31/2024 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.0 Granting shares Grant date N/A July 30, 2024 Number of shares granted N/A 1,226,859 Maximum term for delivery of shares N/A July 30, 2027 Restriction term for the transfer of shares N/A N/A Fair value of shares on the grant date N/A N/A Multiplying the number of shares granted by the fair value of the shares on the grant date N/A N/A 2021-2023 Plan (Performance Shares and/or Restricted Shares) Share-based compensation - fiscal year ended 12/31/2023 Board of Directors Statutory Executive Board Total number of members 10.0 6.4 Number of compensated members 0.0 6.4 Granting shares Grant date N/A July 31, 2023 Number of shares granted N/A 1,560,993 Maximum term for delivery of shares N/A July 31, 2026 Restriction term for the transfer of shares N/A N/A Fair value of shares on the grant date N/A N/A Multiplying the number of shares granted by the fair value of the shares on the grant date N/A N/A Classified as Public 8.11. As regards the shares delivered in relation to the share-based compensation of the Board of Directors and the Statutory Directors, in the last three years, prepare a table with the following content: a. body b. total number of members c. number of compensated members d. quantity of shares e. weighted average price for acquisition f. weighted average market price of the acquired shares g. multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares Shares transferred - Year ended December 31, 2025 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.25 Number of shares delivered N/A 804,374 Weighted average price for acquisition N/A R$ 13.47 Weighted average market price of acquired shares N/A R$ 20.04 Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares N/A R$ - 5,285,618.09 Shares transferred - Year ended December 31, 2024 Board of Directors Statutory Executive Board Total number of members 10.0 6.0 Number of compensated members 0.0 6.0 Number of shares delivered N/A 1,152,212 Weighted average price for acquisition N/A R$ 12.9544 Weighted average market price of acquired shares N/A R$ 17.1259 Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares N/A R$ - 4,806,416.38 Shares transferred - Year ended December 31, 2023 Board of Directors Statutory Executive Board Total number of members 10.0 6.4 Number of compensated members 0.0 6.4 Number of shares delivered N/A 1,144,706 Weighted average price for acquisition N/A R$ 13.2010 Weighted average market price of acquired shares N/A R$ 14.5241 Multiplying the total number of shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the acquired shares N/A R$ -1,514,466.00 8.12. Summary description of the information required for the understanding of the data disclosed in items 8.5 to 8.11, such as an explanation of the method for pricing the value of shares and options: a. pricing model Monte Carlo Simulation Model to determine fair value. b. data and assumptions used in the pricing model, including the weighted average price for shares, exercise price, expected volatility, useful life of the option, expected dividends and risk-free interest rates 2021−2023 Plan - Monte Carlo Simulation Model to determine fair value. 2024−2026 Plan - Monte Carlo Simulation Model to determine fair value. c. method used and assumptions adopted in order to incorporate the effects expected from the anticipated exercise Not applicable, as TIM S.A. does not have a call option plan in force. Classified as Public d. form of determination of the expected volatility Not applicable, as TIM S.A. does not have a call option plan in force. e. if any other characteristic of the option was incorporated in the measurement of its fair value Not applicable, as TIM S.A. does not have a call option plan in force. 8.13. Notify the number of shares, quotas and other securities convertible into shares or quotas, issued in Brazil or abroad by the issuer, its direct or indirect controlling shareholders, subsidiaries or under joint ownership, which are held by members of the Board of Directors, the Statutory Executive Board or the Fiscal Council grouped by body December 31, 2025: Board of Directors Security Characteristics of the securities Quantity Shares Common nominative 517,117 Statutory Executive Board Security Characteristics of the securities Quantity Shares Common nominative 285,321 Fiscal Council Security Characteristics of the securities Quantity Shares Common nominative - Controlling shareholder Security Characteristics of the securities Quantity Shares Common nominative 1,611,969,909 8.14. As regards the social security plans in force granted to the members of the Board of Directors and the Statutory Directors: Year 2025 Board of Directors Statutory Executive Board Total number of members N/A 6.0 Number of compensated members N/A 4.0 Plan name N/A Supplementary social security plan – TIM Number of management members that present the conditions to retire N/A 0 Conditions to anticipate retirement N/A None Updated amount of the accumulated contributions in the social security plan up to the closing of the last year, discounting the portion related to the contributions directly made by the officers N/A R$ 3,119,679.34 Updated accumulated value of contributions made during last year, less the portion related to contributions directly made management members. N/A R$ 1,579,169.06 Possibility of early redemption and conditions N/A YES N.B.: The accumulated amount may vary negatively due to the early departure of a participant from the Pension Plan. I. if there is the possibility of early redemption and conditions In this plan, all employees are eligible and can join the benefit at any time, considering the rules in force between TIM and Icatu/Onze. Classified as Public As for the possibility of early redemption, this can occur in the following cases: • In cases of disability or death, the beneficiary or his/her dependents will receive 100% of the accumulated fund; • At any time, the participant can redeem his/her part of the contribution. However, the company’s portion is deducted in equal proportion to the participant's portion redeemed (except in cases where the participant has already reached 100% of the vesting table in Icatu/Onze, in which he or she is allowed to redeem the amount without deductions/taxes or grace periods beyond those already provided for in legislation on the topic); • Upon termination of the relationship with the Company, the participant can access the company’s part, up to the limit of 100%, in accordance with the vesting rule, which considers a proportional release based on the contribution time (installment linked to the accumulated balance of Itaú plan) or on the company’s time (installment linked to the accumulated balance of Itaú/Onze plan). This percentage scale starts with three years working for the company at 30% and, after 10 years, it offers the possibility of redeeming 100% of the company's value. 8.15. In the form of a table, in relation to the last three years, and in relation to the Board of Directors, the Statutory Executive Board and Fiscal Council, state: 8.16. Describe contractual arrangements, insurance policies or other instruments that constitute compensation or indemnity mechanisms to the directors in case of removal or retirement, informing the financial consequences to the Issuer For the members of the Board of Directors and the Fiscal Council, when installed, there is no provision in the contract or other mechanism that grants additional compensation or indemnification in case of removal from office or retirement. For members of the Statutory and Non-Statutory Executive Board, their contracts may or may not provide for additional compensation or indemnification in the event of termination, corresponding to the amounts and conditions, of a legal or complementary nature, to be paid in the event of termination of the term of office or termination of the employment relationship with the Company. Legal termination amounts are calculated and paid by the company in accordance with current and applicable legislation for each type of termination. Eventual amounts and additional termination conditions are defined based on market practices, considering the different termination modalities. The position involved, the Executive’s tenure in the Company, the context and conditions under which the terminations are being carried out are also factors that affect this definition. In general, such compensation is related to non-competition agreements and/or early termination of contracts. Contracts may also provide for ways of settling variable compensation that on the date of termination do not yet have the result of their objectives available. Statutory Executive Board Board of Directors Fiscal Council 2023 2024 2025 2023 2024 2025 2023 2024 2025 Total number of members 6.4 6.0 6.0 10 10 10 3 3 3 Number of compensated members 6.4 6.0 6.25 5 5 4.25 3 3 3 Value of the highest compensation Individual (Reais) 15,095,009 18,040,832 16,784,469 1,446,000 1,446,000 1,599,000 168,000 233,240 211,320 Amount of the lowest individual compensation (Reais) 3,386,003 3,993,631 4,587,990 624,000 624,000 624,000 168,000 140,000 189,660 Average value of Individual compensation (Reais) 4,621,244 7,079,285 6,384,155 883,800 883,800 938,118 168,000 148,960 196,880 Classified as Public At the end of fiscal year 2024, six Company’s Officers have contracts with clauses of this nature. In none of the contracts do the amounts involved exceed two annual compensation (fixed, variable and benefits). The Company has Directors and Officers (D&O) civil liability insurance contracted with the insurance company CHUBB Seguros Brasil S.A. and Tokio Marine Seguros S.A., effective from October 14, 2025 to October 14, 2026. The maximum indemnity limit for this policy is US$ 61 million and the coverage for the insured period is 100%. 8.17. In connection with the last three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the profit or loss of the Issuer in regard to the members of the Board of Directors, Statutory Executive Board or Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined in the accounting rules that address this issue. Regarding the members of the Management who are parties related to the controlling shareholders, direct or indirect, we indicate below the percentage of the total compensation per body recognized in the Company’s profit or loss for the years 2023, 2024 and 2025: 8.18. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts recognized in the Issuer's profit or loss as compensation of members of the Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, and paid for any reason other than the position they hold, for example, commissions and advisory or consulting services provided. In the years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Company did not compensate the members of the Statutory Executive Board, members of the Board of Directors and of the Fiscal Council for any titles other than for other functions performed in the company, if not the one they occupy. 8.19. Regarding the last three fiscal years and the forecast for the current fiscal year, indicate amounts registered in the profit or loss of the direct or indirect controlling shareholders, companies under joint ownership and of subsidiaries of the issuer, as compensation to members of the Issuer’s Board of Directors, Statutory Executive Board or Fiscal Council, grouped by body, specifying to under which title such amounts were assigned to such individuals. The Company's executives, independent members of the Board of Directors and members of the Fiscal Council have their compensation fully supported by TIM S.A. Other compensation received from administrators and members of the Company's Fiscal Council: Fiscal year 2025 – other compensation received, specifying the title under which they were assigned Management Body Percentage of compensation recognized in profit or loss in 2023 2024 2025 Board of Directors 28% 25% 14% Statutory Executive Board 100% 100% 100% Fiscal Council 100% 100% 100% Classified as Public Board of Directors (R$) Statutory Executive Board (R$) Fiscal Council (R$) Total (R$) Direct and indirect controlling shareholders R$ 29,849,129.25 - - R$ 29,849,129.25 Issuer’s subsidiaries - - - - Jointly-controlled companies - - - - Fiscal year 2024 – other compensation received, specifying the title under which they were assigned Board of Directors (R$) Statutory Executive Board (R$) Fiscal Council (R$) Total (R$) Direct and indirect controlling shareholders 16,330,648.96 - - 16,330,648.96 Issuer’s subsidiaries - - - - Jointly-controlled companies - - - - Fiscal year 2023 – other compensation received, specifying the title under which they were assigned Board of Directors (R$) Statutory Executive Board (R$) Fiscal Council (R$) Total (R$) Direct and indirect controlling shareholders 13,499,873.49 - - 13,499,873.49 Issuer’s subsidiaries - - - - Jointly-controlled companies - - - - 8.20. Provide other information that the issuer deems relevant The Company understands that it has already provided all the information it deems relevant in the previous items. Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 9. Proposal of extension of the Cooperation and Support Agreement 2 Destaques BSO • Os consultores de estratégia da ADVISIA OC&C são os responsáveis pela opinião independente sobre o contrato de cooperação & suporte com a Telecom Italia – de acordo com os requisitos da CAE em 2018; • O Valor total do 19º Aditivo de 2026/27 é de € 2,28M, redução de 16,8% em relação ao aditivo anterior (€ 2,74M); • O número total de Projetos é de 9, redução de 18% em relação ao 18º aditivo (11 projetos); • A ADVISIA avaliou as tarifas de serviços oferecidos na Itália e no Brasil, e concluiu que as tarifas aplicadas pela Telecom Itália, tanto para consultoria quanto para serviços de TI, estão de acordo com as tarifas praticadas no mercado (italiano e brasileiro) para serviços semelhantes Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 10. Fairness Evaluation of the Cooperation and Support Agreement Comparação de preços de mercado Fairness Evaluation TIM Janeiro de 2026 2 | © OC&C Strategy Consultants Agenda Seção 1 Sumário executivo Seção 2 Categorização de contratos Seção 3 Abordagem de avaliação e diagnóstico 3 | © OC&C Strategy Consultants Os serviços da Telecom Itália à TIM Brasil em 2026 somam 2,28M € e são divididos em consultoria, outsourcing e ferramentas plug & play Os serviços da Telecom Italia à Tim Brasil S.A. foram idealizados em 2006 para trazer benefícios relativos a expertise, soluções e inovações que ainda não estão amplamente presentes no mercado brasileiro, com otimização de CAPEX e redução do risco de implementação. – 20 anos de contrato desde 2006 com valor de ~10M € por ano – +300 projetos realizados e ~170M € em serviços prestados ao longo do contrato Os serviços da Telecom Italia são prestados desde 2006 e trazem expertise à TIM Brasil em diversos assuntos... Sumário executivo … o 19º aditivo tem um valor total de 2,28 M € e escopo de 9 projetos em diferentes assuntos. Em 2026, o valor do 19º aditivo é de 2,28M € (vs. 2,74M € no 18º aditivo) com 9 projetos (vs. 11 projetos no 18º aditivo), divididos em Consultoria, Outsourcing e Plug&Play; com a seguinte definição: – Consultoria: Escopo 0,11M € com 2 projetos – Melhores práticas, compartilhamento de experiências, inteligência regulatória internacional e apoio em compliance – Outsourcing e outros serviços: Escopo 1,78M € com 6 projetos – Desenvolvimento, manutenção, teste e apoio em soluções customizadas, incluindo especificação e testes de equipamentos de rede – Plug & Play: Escopo 0,39M € com 1 projeto – Solução desenvolvida pela Telecom Itália e implementada com os ajustes requeridos pela TIM Brasil Sumário executivo Os projetos foram analisados de forma diferente e foi feito um diagnóstico do processo do CSA Para cada tipo de projeto, houve uma abordagem diferente nas análises: – Consultoria: Os preços de man-day foram comparados com consultorias internacionais de estratégia e gestão no Brasil e na Europa1 – Outsourcing e outros serviços + Plug&Play: Os preços de man-day foram comparados com profissionais de TI no Brasil e na Itália1 Fonte: Tim, Análise ADVISIA OC&C Páginas 11-13 1. Há 2 disclaimers na comparação de preços: i) Há um impacto de gross-up nos preços da Telecom Itália devido a impostos e custos de transação (25,96% do preço total) e ii) desconto nos preços de consultoria (25,96%) 4 | © OC&C Strategy Consultants Na fairness opinion, analisamos os processos relativos ao CSA e comparamos preços de man-day com consultorias e profissionais de TI Preços cobrados pela Telecom Italia são competitivos com empresas de consultoria brasileiras e europeias; isso se deve à significativa diferença de preços entre consultorias estratégicas e de gestão em vários mercados: – Serviços de consultoria: Preços de man-day da Telecom Italia estão dentro da faixa de consultorias estratégicas e de gestão no Brasil e abaixo da faixa na Europa – Serviços de TI: Os preços de TI da Telecom Itália estão dentro da faixa de custos de contratação de profissionais de TI no Brasil e abaixo da faixa na Itália As tarifas da Telecom Italia estão abaixo da maioria das referências europeias e dentro da faixa cobrada no Brasil, tanto para consultoria quanto para TI... Sumário executivo Sumário executivo Fonte: Análise ADVISIA OC&C Páginas 14-16 5 | © OC&C Strategy Consultants Agenda Seção 1 Sumário executivo Seção 2 Categorização de contratos Seção 3 Abordagem de avaliação e diagnóstico 6 | © OC&C Strategy Consultants O 19º aditivo inclui 9 projetos, classificados pela natureza dos serviços como consultoria, outsourcing e plug & play 2026/27 – Escopo do 19º aditivo contratual Em k € Categorização de contratos 110 2.278 1.774 394 Consultoria Outsourcing Plug & play Total Definição de funcionalidades Projetos de consultoria são focados em apoio de inteligência regulatória e na revisão de normativos Projetos de outsourcing englobam metodologias/sistemas que requerem adaptação de serviços, melhorias e suporte O sistema fornecido pela Telecom Italia, classificado como plug & play, apoia na interconexão de acordo com requisitos do projeto METIS (migração dos clientes Oi) # projetos renovados Categorias de contrato 2 3 Fonte: Tim, Análise ADVISIA OC&C 1 # projetos novos 1 6 1 8 1 - - 1 7 | © OC&C Strategy Consultants O expertise técnico e de negócios da Telecom Itália está sendo assimilado pela TIM Brasil por consultorias voltadas para a área de compliance Consultoria Projetos de Consultoria – Por área Em k € Por ano de início1 Em % do valor total Por tipo de valor¹ Em % do valor total Projetos de Consultoria do 19º aditivo Em k € 1 Fonte: Tim, Análise ADVISIA OC&C Valor Projetos Corporate 110 2 Total 110 2 36% 64% Mão de obra (Itália) Licenças 1. Valores consideram o preço dos projetos em 2026/27 110 40 (36%) Adjustment and review normatives 70 (64%) International regulatory inteligence services Total Os projetos visam fornecer um suporte metodológico para alinhar a abordagem de compliance adotada no nível do Grupo TIM, por meio do fortalecimento da governança e da cultura de compliance, além do acesso à base regulatória da Cullen International para monitoramento e interpretação de requisitos regulatórios relevantes. 36% 64% 2025 2026 8 | © OC&C Strategy Consultants Projetos de outsourcing incluem desenvolvimento e manutenção de ferramentas, além de testes de rede e serviços de apoio Outsourcing Projetos de Outsourcing – Por área Em k € 1. Valores consideram o preço dos projetos em 2026/27 2 Por ano de início1 Em % do valor total Por tipo de valor¹ Em % do valor total Projetos de Outsourcing do 19º aditivo Em k € Fonte: Tim, Análise ADVISIA OC&C 92% 8% Mão de obra (Itália) Licenças 76% 7% 17% 2020 & anterior 2021 2025 320 (18%) Testing Automation 300 (17%) DELPHIX 121 (7%) Timplan Improvement 75 (4%) REGMAN NGASP Timplan License Total 404 (23%) 555 (31%) 1.774 (100%) Valor Projetos IT 620 2 Network 1.154 4 Total 1.774 6 9 | © OC&C Strategy Consultants Outros sistemas fornecidos pela Telecom Itália são classificados como plug & play pela prontidão para uso no Brasil, exigindo ajustes menores Plug & Play Projetos de Plug & Play – Por área Em k € 3 Por ano de início1 Em % do valor total Por tipo de valor¹ Em % do valor total Projeto de Plug & Play do 19º aditivo Em k € A maior diferença entre projetos de plug & play e outsourcing é a versatilidade das ferramentas a serem implementadas. Ferramentas de plug & play exigem menos tempo e esforço para desenvolvimento por TI 394 SCTR Brasile Único projeto classificado como uma ferramenta plug & play Fonte: Tim, Análise ADVISIA OC&C Valor Projetos IT 394 1 Total 394 1 100% 0% Mão de obra (Itália) Licenças 1. Valores consideram o preço dos projetos em 2026/27 100% 2015 10 | © OC&C Strategy Consultants Agenda Seção 1 Sumário executivo Seção 2 Categorização de contratos Seção 3 Abordagem de avaliação e diagnóstico 11 | © OC&C Strategy Consultants 91% Mão de obra (Itália) 0% Mão de obra (Brasil) 0% Licenças 9% Outros custos 100% Total Para serviços e licenças relativos a softwares, foram avaliados os custos de mão de obra, já que eles representam a maior parte dos custos Abordagem de avaliação 1. Custos de mão de obra correspondem a ~91% do valor total do contrato, e por isso foram priorizados na análise 2. Benchmarks em preços de man-day para serviços de consultoria e TI Abordagem por categoria Total de mão de obra: 91% (i) Preços de man-day de consultorias, incluindo projetos de rede (ii) Preços de man-day de profissionais de TI Mín Max Faixas dos benchmarks 0 1.500 3.000 Consultor Profissional de TI A1 A2 Consultoria Outsourcing e outros serviços Plug & Play 1 2 3 Ilustrativo Fonte: Tim, Análise ADVISIA OC&C 12 | © OC&C Strategy Consultants Racionalizar e sintetizar “quotes” das entrevistas sobre a importância dos projetos Entrevistas com experts da TIM Brasil foram realizadas para avaliar a importância dos projetos e qualidade dos serviços fornecidos Abordagem de avaliação 2. Diagnóstico sobre entregáveis dos projetos Abordagem por categoria Entrevistas com principais stakeholders, avaliando: Principais entregáveis Qualidade de serviço Relevância do projeto para a capacidade de rede da TIM Brasil Síntese das entrevistas Evolução dos projetos B1 B2 1. Entrevistas com os principais stakeholders Consultoria Outsourcing e outros serviços Plug & Play 1 2 3 Fonte: Análise ADVISIA OC&C 13 | © OC&C Strategy Consultants Há dois disclaimers na análise de comparação de preços: (i) gross-up nos preços da Telecom Italia e (ii) descontos em preços de consultorias Pelo contrato do CSA, a TIM Brasil deve pagar todo o valor do projeto (2.278k € para o 19º aditivo) e, adicionalmente, impostos e custos de transação (+799k €) Para realização da análise de comparação de preços, os preços de man-day de outros fornecedores foram reduzidos em 25,96% 2026/27 – Escopo do 19º aditivo Em k € Disclaimers na comparação de preços Disclaimers na análise de comparação de preços 25,96% Todos os impostos inclusos (IR e CSLL, PIS, Cofins, Cide) 1 2 3 A Fonte: Tim, Análise ADVISIA OC&C 2.278 3.077 799 Valor do Aditivo Gross-up Valor estimado pagamento 14 | © OC&C Strategy Consultants Os preços dos serviços de consultoria da Telecom Itália estão na faixa de preço de consultorias internacionais no Brasil e abaixo da faixa na Europa Consultoria – Comparação com preços de mercado Preços de consultorias no mercado europeu12 Em € / man-day Preços médios da Telecom Itália em projetos de consultoria do 19º aditivo Em € / man-day 1. Taxas de cambio EUR/BRL internas do Plano TIM Brasil foram usadas nessa análise: 2026: 6,5 2027: 6,6 2. Impostos excluídos 3. 19% gerente sênior, 35% gerente, 46% consultor Consultoria estratégica multinacional Consultoria de gestão multinacional Player A Player B Player C Player D Gerente sênior 3.604 2.619 1.568 1.087 Gerente 2.846 1.777 1.403 972 Consultor sênior 2.087 1.216 701 540 Min. Max. 1.087 3.604 972 2.846 540 2.087 Min. Max. 614 1.958 549 1.752 385 1.133 Player E Player F Player G Player H Gerente sênior 1.958 1.631 829 614 Gerente 1.752 1.460 742 549 Consultor sênior 1.133 944 391 385 Ponderado³ 795 – 2.641 Ponderado³ 486 – 1.506 Na Itália No Brasil % viagem Gerente sênior 1.085 1.745 Gerente 665 1.365 0% Consultor sênior 490 1.190 Ponderado 1.085 665 490 Ponderado³ 667³ 1 A1 Preços de consultorias no mercado brasileiro12 Em € / man-day Fonte: Tim, Análise ADVISIA OC&C Preços da Telecom Itália abaixo da faixa europeia 15 | © OC&C Strategy Consultants Analisando os preços brasileiros, as taxas da Telecom Itália estão mais próximas dos preços das consultorias de gestão Preços da Telecom Italia no Brasil Preços inferiores à maioria das consultorias estratégicas multinacionais (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc) Preços similares aos de consultorias de gestão multinacionais (Ex: Accenture, Delloite, KPMG, Ernst Young, etc) Consultor sênior Gerente Gerente sênior Consultoria – Comparação com preços de mercado Comparação entre a precificação12 de empresas de consultoria e da Telecom Itália Em € / man-day 1 A1 1. Taxas de cambio EUR/BRL internas do Plano TIM Brasil foram usadas nessa análise: 2026: 6,5 2027: 6,6 2. Impostos excluídos Fonte: Tim, Análise ADVISIA OC&C Consultoria multinacional estratégica Consultoria multinacional de gestão Telecom Italia 200 400 600 800 1.000 1.200 1.400 1.600 1.800 2.000 Player E Player F Player G Player H Player E Player F Player G Player H Player E Player F Player G Player H 16 | © OC&C Strategy Consultants Comparação entre preços de serviços de TI da Telecom Itália e preços de man-day¹,² na Itália e no Brasil Em € / man-day Os preços de TI da Telecom Itália estão abaixo da faixa de preços de times de profissionais de TI na Itália e dentro da faixa cobrada no Brasil Serviços e licenças de softwares – Comparação com preços de mercado 1. Taxas de cambio EUR/BRL internas do Plano TIM Brasil foram usadas nessa análise: 2026: 6,5 2027: 6,6 2. Impostos excluídos, rotineiramente pagos pelo prestador dos serviços 3. Time composto por Gerente de Projetos Júnior e Especialistas Júnior/ Gerente de Projetos Sênior e Especialistas Sênior 4. 4% gerente sênior, 4% gerente, 92% consultor Diagnóstico de preços As tarifas da Telecom Italia estão abaixo das faixas de referência quando comparadas com os custos italianos, e dentro da faixa quando comparadas com os custos brasileiros Mín. Máx. 477 730 Mín. Máx. 222³ 480³ Preços de serviços de TI da Telecom Italia no 19º aditivo Em € / man-day Ponderado Profissional de TI 4424 A2 2 3 Fonte: Tim, Análise ADVISIA OC&C Na Itália No Brasil % viagem Gerente sênior 1.085 1.745 Gerente 665 1.365 0% Consultor sênior 400 1.000 17 | © OC&C Strategy Consultants Entrevistas sobre os projetos mostraram que a Telecom Italia possui tecnologias e know-how que a distinguem do mercado Tópicos discutidos Percepção do time interno Revenue assurance Segurança digital e gestão de riscos Engenharia de rede Inovações em arquitetura Soluções para QoS e controle de KPIs Especificações técnicas para implementação de softwares Melhorias e suporte a sistemas Gestão de licenças Laboratórios para testes de rede Ferramenta de interconnection billing Percepção dos projetos baseada em entrevistas B1 internas Não exaustivo 1 2 3 Entrevistas com stakeholders Consultoria Outsourcing e outros serviços Plug & Play “A rede da Telecom Italia é mais avançada, então seguir seus passos para modernização e virtualização é uma boa diretriz para melhorar nosso posicionamento.” Gerente executivo “A equipe da Telecom Italia possui bastante experiência e, por meio dos projetos, conseguimos absorver conhecimentos que nos ajudam a ter uma operação mais eficiente e atender melhor os nossos clientes.” Diretor de engenharia “As ferramentas da Telecom Italia são vitais para diversas atividades para as quais não existem soluções de mercado.” Gerente de engenharia “Os projetos atendem bem às nossas necessidades, mas os trabalhos eram ainda mais produtivos antes da pandemia, quando a equipe da Telecom Italia estava presente fisicamente” Gerente de engenharia “Os serviços de consultoria nos auxiliaram a aprender técnicas que foram incorporadas para aprimorar os nossos processos.” Gerente de engenharia Fonte: Análise ADVISIA OC&C 18 | © OC&C Strategy Consultants A maioria dos projetos manteve os preços em relação ao 18º aditivo e as principais variações foram observadas em Testing Automation e REGMAN Comportamento do preço dos projetos YoY1,2 Em k € (# de projetos) Renovações com maior variação YoY (%) Em k € Variação de preço dos projetos – YoY 1. Comparação entre contratos de 2025/26 e 2026/27 2. Considerando exclusivamente projetos renovados B2 1 2 3 Fonte: Tim, Análise ADVISIA OC&C 764 354 75 320 555 40 Testing Automation REGMAN Adjustment and Review of Normatives -58% +57% -47% Total Redução -444 (1) - (0) -35 (1) -479 (2) Consulting Outsourcing & other services Plug & Play • Os projetos REGMAN e Testing Automation pertencem à categoria Outsourcing & Other Services • REGMAN: Desenvolvimento e manutenção de sistema de gerenciamento remoto e auto-configuração de CPEs da oferta LIVE TIM, reduzindo intervenções em campo • Testing Automation: Automação de testes do ecossistema póspago, com migração de bases para a nuvem e testes de regressão, visando melhorar a qualidade dos testes e dos dados. • O projeto Adjustment and Review of Normatives é da categoria Consulting, consistindo em suporte metodológico para alinhamento do compliance do Grupo TIM, com foco em governança e cultura de conformidade. Aumento +201 (1) - (0) - (0) +201 (1) Manuten -ção - (4) - (1) - (0) - (5) Total -243 (6) - (1) -35 (1) -278 (8) 2025/26 2026/27 Obrigado! Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 11. 19th Amendment to the Cooperation and Support Agreement 1 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. NINETEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT 2 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. NINETEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT This Nineteenth Amendment to the Cooperation and Support Agreement (the “Eighteenth Amendment”) is made this 01st May 2026, by and between: TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010 (hereinafter referred to as “TI”) and TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, BLC 001, SALAS 501 a 1208, Bairro Barra da Tijuca, CEP 22775-057, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11 (hereinafter referred to as “TIM SA”); For the purposes hereof TI and TIM SA shall each individually be referred to as a “Party” and collectively be referred to as the “Parties”. WHEREAS, TI, TIM CELULAR SA, TIM Participações SA and TIM Nordeste SA, as of the 30th of May 2007, executed the Cooperation and Support Agreement (the “Cooperation and Support Agreement” or “Agreement”) for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR SA and TIM Nordeste SA, in the areas of inter alia Network, Information Technology and Marketing and Sales; WHEREAS, effective as of the 30th of December 2009, Intelig Telecomunicações Ltda became a wholly owned subsidiary of TIM Participações SA and therefore a company indirectly controlled by TI; WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste SA has been merged into its direct controlling company TIM CELULAR SA; WHEREAS, on the 31st of October, 2011, TIM CELULAR SA acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI; WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR SA; WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a SA company, also duly organised 3 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. under the laws of the Federative Republic of Brazil, and also changing its company name in “TIM SA”; WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR SA has been merged in TIM SA; WHEREAS, effective as of 28th September, 2020 TIM Participações SA has been merged by incorporation into TIM SA, as approved by the Shareholders' Meetings of TIM Participações SA and TIM SA of August 31st, 2020; WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste SA (this latter only with respect to the First Amendment and the Second Amendment) Intelig Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM SA), TIM Fiber SP Ltda, TIM Fiber RJ SA (these last two companies only with respect to the Fifth Amendment) and TIM Participações SA entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the Cooperation and Support Agreement; on the 28th of March 2019 and 16th of April 2020 TI, TIM SA (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR SA) and TIM Participações SA entered into, respectively, the Twelfth Amendment and the Thirteenth Amendment to the Cooperation and Support Agreement; and on the 9th April 2021, 1 April 2022, 30th March 2023, 28th May 2024 and 27th March 2025, TI and TIM SA (into which TIM Participações SA has been merged) entered into, respectively the Fourteenth Amendment, Fifteenth Amendment, Sixteenth Amendment, Seventeenth Amendment, and Eighteenth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2025 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2020,2021, 2022, 2023, 2024, 2025 and 2026 (hereinafter the above mentioned nineteen amendments are referred to collectively the “Amendments” and each reference to the Cooperation and Support Agreement shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments); WHEREAS, according to the Nineteenth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2027; WHEREAS, TIM SA is willing to continue availing of TI’s support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by 4 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. further extending the Term of the Cooperation and Support Agreement for an additional twelve months period; WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party’s corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable; NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Nineteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions. 1. Definitions and Interpretation. 1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Nineteenth Amendment (except where any term is specifically defined herein or the context otherwise requires). 1.2 This Nineteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Nineteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Nineteenth Amendment. 1.3. Each reference in the Cooperation and Support Agreement or hereunder to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to the Amendments and this Nineteenth Amendment. 1.4 Each reference in this Agreement to “Company” or “Companies” shall mean a reference to TIM SA. 1.5 Each reference in this Agreement to “Party” or “Parties” shall mean a reference, individually or collectively, as the case may be, to TI and TIM S.A. 2. Amendment to the Cooperation and Support Agreement. 2.1.1 Extension of the Term of the Cooperation and Support Agreement. The Parties hereby agree to extend the Term of the Cooperation and Support Agreement, which shall expire on the 30th of April 2026, by establishing that the Cooperation and Support Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2027 (the “Extended Term”). 5 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. 2.2 Projects’ Price Cap for the Extended Term. The Parties agree to amend subsection 5.1 of the Cooperation and Support Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Cooperation and Support Agreement shall not exceed the total amount of € 2.278.456 (two million two hundred and seventy eight four hundred and fifty euros) (the “Projects’ Price Cap for the Extended Term”). 2.3 Road Map for the Extended Term. Prior to the execution of this Nineteenth Amendment, TIM SA has been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that TIM SA may elect to pursue during the Extended Term. Such new Road Map for the Extended Term has been further implemented in consultation between TI and TIM S.A. and, by the execution of this Nineteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I (“Road Map for the Extended Term”). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Cooperation and Support Agreement. 2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms “Projects’ Price Cap”, “Road Map”, “Term” and “Annex VII”, shall be intended as a reference made to “Projects’ Price Cap for the Extended Term”, “Road Map for the Extended Term”, “Extended Term” and “Annex I”, respectively, as defined in this Nineteenth Amendment. 2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI’s Affiliates and/or certain third parties (other than the Company) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties. 2.6 The Parties acknowledge and agree that, for everything that is not expressly provided for in this Nineteenth Amendment to the contrary, the provisions contained in the Agreement will remain in full force and are applicable. 3. Governing Law. This Nineteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Nineteenth Amendment and are incorporated herein by reference, mutatis mutandis. 6 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. ________________________________________ TIM S.P.A. By: ______________ Title: _____________ _______________________________________ TIM S.A. By: ______________ Title: _____________ Witnesses: _________________________ By _________________________By 7 / 7 Gruppo TIM - Uso Interno - Tutti i diritti riservati. Annex I ROADMAP FOR THE EXTENDED TERM Classificado Classificadcoo mcoom Uos oP úInbtleicrnoo 12. Proposal to Amendment and Restatement of the Company’s By-laws PROPOSAL OF AMENDMENT TO TIM S.A.’S BY-LAWS (SECTION 12, I AND II, OF RCVM 81) CHAPTER II CAPITAL STOCK SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventyseven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninetyeight) common shares, all nominative, book-entry and with no-par value. SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) 2,392,125,889 (two billion, three hundred and ninety-two million, one hundred and twenty-five thousand, eight hundred and eighty-nine) common shares, all nominative, book-entry and with no-par value. Amendment to reflect the updated breakdown of the Company’s share capital into shares, as a result of the cancellation of treasury shares, with no reduction of the share capital, which were acquired under the Company’s share repurchase program, as disclosed in the material fact released on December 16, 2025. BY-LAWS (AS IS) BY-LAWS (TO BE) Changes – Origin, Justification and Analysis of Effects Classificado como Público TIM S.A. Publicly-Held Company CNPJ/MF nº 02.421.421/0001-11 NIRE 333.0032463-1 ANNEX II TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF TIM S.A. HELD ON MARCH 31, 2026 BY-LAWS CHAPTER I THE COMPANY’S CHARACTERISTICS SECTION 1º - TIM S.A. (the “Company”) is a publicly held company, governed by these By-laws and by the applicable legislation. SECTION 2º - The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter’s address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad. SECTION 3º - The purpose of the Company is to: i. Implement, expand, operate and provide any kind of electronic communications services and their contents, under the applicable legislation; ii. Build, manage, implement, execute, operate and provide maintenance services, or commercialize infrastructure for private or third-parties use; iii. Commercialize goods, provide services, develop activities and practice any acts and/or legal transactions, direct or indirectly, or which are complementary, related or bounded to the services or activities stated in the corporate purpose; and iv. Hold interest in the capital of other business or non-business companies. Classificado como Público Sole Paragraph - Without prejudice to the development of new services or activities, the Company may, among other activities: i. Commercialize, rent, lend, provide installation and/or maintenance services to the necessary or useful goods related to the services provision stated in the corporate purpose, such as, handsets, electronic devices, computers and others, its accessories and replacement parts; ii. Promote, import and export necessary goods and services related to the execution of the activities stated in the corporate purpose; iii. Provide administrative, consulting, advisory and planning services; iv. Provide services and/or develop activities related to the internet of things, artificial intelligence and others; v. Provide services regarding information technology and internet, such as, licensing services or assignment of right of use computer programs, technical support services, including installation, configuration, development and maintenance of programs, of computing systems and database, and processing of data services; vi. Provide services of information security, of monitoring and of georeferencing; vii. Provide marketing and advertising campaign support and marketing services of its own or third parties, including, the activities of preparing and sending offers, advertising materials and publicity to clients, through any physical or virtual medium; viii. Provide commercial representation and insurance representative services; ix. Provide services to financial institutions, including correspondent banking, under the applicable legislation, such as, but not restricted to: (i) receipt and forwarding of proposals for the opening of deposit and savings accounts held by the contracting institution; (ii) receipt and forwarding of proposals for credit and leasing operations granted to the contracting institution, as well as other monitoring services; and (iii) receipt and forwarding of proposals for the supply of credit cards under the responsibility of contracting institution; x. Buy, sell or disclose, through any kind of electronic communication, digital goods or assets, such as, e-books, audiobooks, journals and others; xi. Promote charging and data management services; Classificado como Público xii. Generate and sell electricity in wholesale and retail markets, in compliance with the regulations of the National Electric Energy Agency (ANEEL); and xii. Engage in any other activities related or akin to the previous items. SECTION 4º - The duration term of the Company is indeterminate. CHAPTER II CAPITAL STOCK SECTION 5º - The subscribed and fully-paid capital stock is of thirteen billion, four hundred and seventy-seven million, eight hundred and ninety thousand, five hundred and seven reais and fifty-five cents (R$13,477,890,507.55) divided into 2,392,125,889 (two billion, three hundred and ninety-two million, one hundred and twenty-five thousand, eight hundred and eighty-nine) common shares, all nominative, book-entry and with no-par value. SECTION 6° - Each common share corresponds to 1 (one) vote in the Shareholders’ Meeting resolutions. SECTION 7º - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion, four hundred and fifty thousand million (4,450,000,000) common shares. Paragraph 1º - Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors’ resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its, directly or indirectly, controlled companies, as per the plan approved by the General Shareholders’ Meeting. Paragraph 2º - Within the limits of the authorized capital set forth in the caput of Section 7, the Board of Directors may decide on the issuance of convertible debentures. SECTION 8º - The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in Section 35, paragraph 3rd of Law no. 6,404, of December 15th, 1976 (“Law 6,404/76”). Classificado como Público CHAPTER III SHAREHOLDERS’ MEETING SECTION 9º - The Shareholders’ Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company. SECTION 10 – The following are exclusive powers of the Shareholders’ Meeting: I. To amend the By-Laws; II. To decide on the appraisal of assets given by shareholders to pay up capital stock; III. To decide on the Company’s transformation, merger, take-over and split-up, its dissolution and liquidation, to appoint and remove liquidators and appreciate their accounts; IV. To suspend the rights of shareholders that do not comply with their duties imposed by law, by these By-laws or by the Novo Mercado Listing Rules (the “Novo Mercado Rules”) disclosed by B3 S.A. – Brasil, Bolsa, Balcão (“B3”); V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council; VI. To determine the global or individual compensation of the members of the Board of Directors, Board of Officers and members of the Fiscal Council; VII. To take, annually, the accounts of the management and decide about the financial statements submitted by the management; VIII. To decide whether the Company shall file a civil liability law suit against the management for losses in the Company’s assets, as provided in section 159 of Law no. 6,404/76; IX. To resolve in accordance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained; and Classificado como Público X. To previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties. Sole Paragraph - The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders’ Meeting, by the total number of shares issued by the Company, excluding treasury shares. SECTION 11 – The Shareholders’ Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law no. 6,404/76. SECTION 12 – The Shareholders’ Meeting shall be opened and presided over by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company’s Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders’ Meeting shall appoint the Secretary. Paragraph 1º - In order to prove the shareholder status, it will be observed the provision of section 126 of Law no. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company’s head-office, no later than two (2) working days before the Shareholders’ Meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the Shareholders’ Meeting. Paragraph 2º - Notwithstanding the provision above, the shareholder who attends to the Shareholders’ Meeting with the referred documents in the paragraph 1º above, until the opening of the Meeting, may participate and vote, even though the documents have not been presented before. SECTION 13 – The Shareholders’ Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions. Classificado como Público Paragraph 1º - The minutes shall be recorded as a summary of facts, including dissents and protests. Paragraph 2º - Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders’ signatures. SECTION 14 – Annually, within the first four months following the end of the fiscal year, an annual Shareholders’ Meeting shall be convened to: (i) Take the management accounts; examine, discuss and vote the financial statements; (ii) Decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and (iii) Elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors. SECTION 15 – The Shareholders’ Meeting shall be convened, extraordinarily, whenever the Company’s interests so require. SECTION 16 – The shareholders shall exercise their voting rights in the Company’s interests. CHAPTER IV COMPANY MANAGEMENT SECTION I GENERAL RULES SECTION 17 – The Company shall be managed by the Board of Directors and by the Board of Officers. Paragraph 1º - The Board of Directors, as a decision body, shall carry out the high management of the Company. Paragraph 2º - The Board of Executive Officers is the Company’s representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed. Paragraph 3º - The duties and powers vested by law on each management body cannot be assigned to another. Classificado como Público Paragraph 4º - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively. Paragraph 5º - The members of the Board of Directors and of the Board of Officers are released from providing a pledge as guarantee of their term of office. SECTION 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Board of Officers’ Meetings, as the case may be. Sole Paragraph - The members of the Board of Directors and of the Board of Officers shall take office only after the execution of the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-laws, pursuant to any the applicable legal requirements. SECTION 19 – At the taking of office, the Company’s Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company’s Policies and Code of Ethics and Conduct. SECTION 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of his/her election, everything with no just cause, at the discretion of the Board of Directors. Paragraph 1º - The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filling of the document of resignation with the Board of Trade and its publication. Paragraph 2º - Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders’ Meeting. The alternate elected by the Shareholders’ Meeting shall remain in office for the remaining period of the replaced member’s term of office. Paragraph 3º - The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors. Classificado como Público SECTION 21 – Managers shall serve a unified term of two (2) years, with reelection allowed. Sole Paragraph - The terms of office of the Managers shall be extended until the instatement of their elected successors. SECTION II BOARD OF DIRECTORS SECTION 22 – In addition to the duties provided by law, the Board of Directors is responsible for: i. Approving and following up the Company’s annual budget and the Company’s goals actions plan and business strategy plan for the period covered by the budget of the Company and of its controlled companies; ii. Deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation; iii. Authorizing the issue of commercial papers for public offering; iv. Deciding, when so empowered by the Shareholders’ Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures; v. Authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale; vi. Deciding on the approval of a program of depository receipts issued by the Company; vii. Deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in the capital stock of other companies, as well as of participation in joint venture, consortium or any similar structure that requires the incorporation of a new company; Classificado como Público viii. Authorizing the Exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies; ix. Authorizing the incorporation or liquidation of subsidiary companies or controlled companies; x. Authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements; xi. Deciding on the submission to the General Shareholders’ Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item xiii, of these By-Laws; xii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item x, of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties; xiii. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted; xiv. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais); xv. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais); Classificado como Público xvi. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points; xvii. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress; xviii. Decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council, of the Statutory Audit Committee, and employees of the Company, and of its controlled companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees, and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interests; and (h) trading in the Company's securities; xix. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais); xx. Approving the Company’ supplementary pension plan and that of its controlled companies; xxi. Electing and dismissing, at any time, the Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Officers and any amendment to the composition and the duties of the members of the Board of Officers; xxii. Dividing the total global remuneration amount established by the Shareholders’ Meeting among the Directors and Officers of the Company, as the case may be; xxiii. Approve its internal rulings, as well as the internal rulings of its advisory committees; Classificado como Público xxiv. Approve the Board of Officers’ internal rulings, with its respective organizational structure; xxv. Appointing the Company's representatives in the management of its controlled companies; xxvi. Electing or dismissing the independent auditors responsible for providing audit services on the Company’s financial statements, after assessment and opinion issued by the Statutory Audit Committee; xxvii. Rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company’s interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM; xxviii. Decide on any subject or proposal to be submitted to the Shareholders’ Meeting and to resolve on its convening, whenever it is necessary; xxix. review, annually, the corporate governance program, in order to improve it; xxx. decide on independent auditors’ annual work plan, after prior assessment of the Statutory Audit Committee of the Company; xxxi. Performing any other activities assigned to it by the Shareholders' Meeting; and xxxii. Deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws. Sole Paragraph - The Board of Directors may establish differentiated levels of authority for the Board of Officers and down the hierarchical structure of the Company’s administrative organization, always observing the provisions of these By-Laws. SECTION 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members. Classificado como Público Paragraph 1º – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of Section 141 of Law 6,404/76 and in paragraph 3 of Section 16 of Novo Mercado Rules. Paragraph 2º – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules. Paragraph 3º – The qualification as Independent Directors shall be resolved in the Shareholders’ Meeting that elects them and expressly recorded in its Minutes. SECTION 24 – The Directors shall be elected and dismissible by the Shareholders’ Meeting, and the Board of Directors shall appoint, among them, its Chairman. Paragraph 1º - The member of the Board of Directors shall have a spotless reputation; and except as waived by the Shareholders’ Meeting, the following may not be elected: (i) those who hold positions in companies that might be considered competitors to the Company; or (ii) those who have or represent conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors’ Meetings in case of impediments specified in this Paragraph 1º, derived from supervening or unknown event, at the time of their elections. Paragraph 2º - Pursuant to Section 156, of Law no. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company. SECTION 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company’s Chief Executive Officer. Paragraph 1º - The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda. Paragraph 2º - The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of Classificado como Público communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting. Paragraph 3º - Meetings of the Board of Directors may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all intents and purposes, to their in-person equivalents. Paragraph 4º - The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Officers, other Company’s high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matter to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote. SECTION 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote. Sole Paragraph - Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting. Subsection I Committees of The Board of Directors SECTION 27 – The Board of Directors, for its advice, may create technical and advisory committees, on a permanent basis or not, whenever it deems necessary. Sole Paragraph - The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope. SECTION 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors. Classificado como Público Paragraph 1° – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed. Paragraph 2° – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years. Paragraph 3º – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in Section 147 of Law 6,404/76. Paragraph 4° - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3rd above. Paragraph 5° – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee. Paragraph 6° – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee's Internal Regulations. Paragraph 7° – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure. SECTION 29 - The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for: Classificado como Público I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services; II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors; III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements; IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors; V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements; VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information; VII. evaluating whistleblower reports, anonymous or otherwise, related to any accounting, any impact on Sox (Sarbanes-Oxley Act) controls, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken; VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Classificado como Público Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary; IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements; X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company; XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and XII. evaluating the quarterly information, interim statements and financial statements. Sole Paragraph - The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities. SECTION 30 - The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists. SECTION III BOARD OF EXECUTIVE OFFICERS SECTION 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Classificado como Público Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors. Paragraph 1º - In the case of a vacant Officer position, the Board of Directors shall elect a new Officer or an alternate to fill it in for the unexpired term of mandate. Paragraph 2º - In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Officers. SECTION 32 – Pursuant to the provisions of Section 143, paragraph 2º of Law 6,404/76, it is incumbent upon the Board of Officers, acting as a decision body: i. Approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders’ Meeting; ii. Decide on the execution of agreements of any nature, except for those mentioned in Section 10, item xiii of these By-laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Company’s Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties; iii. Decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure; iv. Decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate; v. Decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted; Classificado como Público vi. Decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais); vii. Decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais); viii. Decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points; ix. Authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress; x. Decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais); xi. Approve the execution of collective agreements by the Company or its controlled companies; and xii. Establish financial thresholds to be applied down the hierarchical structure of the Company’s administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors. Paragraph 1º - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Officers and conduct the execution of the Company’s Management, as follows: Classificado como Público i. To guarantee the effectiveness and the proper operation of the Board of Officers; ii. To organize and coordinate, with collaboration of the Secretary, the agenda of the meetings; iii. To convene, directly or through the Secretary collaboration, the Board of Officers’ Meetings; iv. To install and chair the Board of Officers’ Meetings; v. To coordinate the discussions and resolutions taken in the Board of Officers’ Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings; vi. To combine the Board of Officers’ activities with the interests of the Company, its shareholders and related parties; and vii. To address to the Board of Directors’ Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors. Paragraph 2º - The Investor Relations Officer shall, among other activities, the following attribution: i. To guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the company's shares are listed. Paragraph 3º - The Chief Financial Officer shall, among other activities, the following attribution: i. To ensure financial, administrative, economic-managerial and tax procedures. Paragraph 4º - The Legal Officer shall, among other activities, the following attribution: i. To ensure the Company's tutelage and legal support, except for tax matters. SECTION 33 – The Board of Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Officers. Paragraph 1º - The call notices for the meetings of the Board of Officers shall be made by mail or email, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole Classificado como Público discretion of the Chief Executive Officer. The call notice shall be waived when all Officers are present. Paragraph 2º - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the respective meeting. Paragraph 3º – Meetings of the Board of Officers may also be held in the form of a virtual deliberative circuit, aimed at submitting and deliberating matters without the need for meetings to be held in person, by means of audio or videoconferencing. Meetings held in the form of a virtual deliberative circuit must be called, in the form and within the period provided for in this section, accompanied by supporting material and the respective draft minutes of the meeting, and are equated, for all purposes, to their in-person equivalents. Paragraph 4º - The decisions of the Board of Officers shall be made by majority of votes of the Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw. Paragraph 5º - The meetings of the Board of Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary. SECTION 34 – The Board of Directors is responsible for determining the limit of authority of each of the Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22, 32 and 35 of these Bylaws and under the law are observed. SECTION 35 – Provided that the limits set forth in Sections 10, 22, 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of: i. 2 (two) Officers, 2 (two) attorneys, or 1 (one) Officer and 1 (one) attorney, acting jointly; or ii. 1 (one) Officer or 1 (one) attorney, acting individually, in the following cases: (a) To practice acts of simple operational and administrative routines before public bodies and departments, and financial institutions; (b) For judicial, arbitration or defense purposes in proceedings of any kind, by means of a power of attorney ad judicia et extra; Classificado como Público (c) Signing documents that do not result in the assumption of obligations or the waiver of rights; (d) Participation in bidding or competition processes that, in accordance with the legislation in force or the conditions imposed by the public notice, joint representation is not possible; (e) Representing the Company at Shareholders' Meetings and meetings in companies in which it participates; and (f) In exceptional situations defined by the Company's management bodies. Paragraph 1º - The powers of attorney granted by the Company shall be signed by 2 (two) Officers, observing the relevant levels of authority established by these By-laws. Paragraph 2º – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, with the excepetion of powers of attorney under the ad judicia et extra clause, which shall be granted for an indeterminate term. The delegation of powers of attorney ad negotia is prohibited. SECTION 36 – The Board of Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to, jointly or severally, practice any act strange to the Company’s corporate purposes. CHAPTER V FISCAL COUNCIL SECTION 37 - The Fiscal Council is the body responsible for the surveillance of the Company’s management acts and of information to shareholders and shall be operated permanently. SECTION 38 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders’ Meeting. Paragraph 1º – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: (i) not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; and (ii) not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council. Classificado como Público Paragraph 2º – The members of the Fiscal Council, effective or alternate, shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements. Paragraph 3º – The term of office of the Fiscal Council’s members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed. Paragraph 4º – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that body’s resolutions. Paragraph 5º – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support. Paragraph 6º– Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the internal rules of the Fiscal Council, the Company’s Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Rules of the Fiscal Council. SECTION 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules. SECTION 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed. Paragraph 1º – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company’s Chief Executive Officer, and they shall be established upon the attendance of the majority of its members. Paragraph 2º - Members of the Fiscal Council may also participate in meetings via audio, videoconference or virtual deliberative circuit, aimed at submitting matters without the need for meetings to be held in person or remotely (audio or videoconference), without any prejudice to the validity of the decisions taken. In all cases, the members of the Fiscal Council will be considered present at the meeting and must sign the corresponding minutes. Paragraph 3º – The Fiscal Council’s resolutions shall be passed by majority vote, the majority of its members being present, and the dissenting member of the Fiscal Council shall state his/her dissenting opinion on the meeting minutes and shall inform it to the managing corporate bodies and to the Shareholders’ Meeting. Classificado como Público SECTION 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates. SECTION 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear, for no good reason, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year. Paragraph 1º – In the event a position in the Fiscal Council becomes vacant, the replacement shall be effected as provided under Section 41 above. Paragraph 2º – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders’ Meeting shall be convened to elect the alternate. SECTION 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders’ Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each member of the Board of Officers, not counting profit sharing. Sole Paragraph – The acting alternate shall be entitled to the member’s remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration. SECTION 44 – As suggested by the Fiscal Council, the Company’s Shareholders’ Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members. Paragraph 1º – The Company’s management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company’s Shareholders’ Meeting is observed. Paragraph 2º – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders’ Meeting is observed, as provided in the caput of this Section. Classificado como Público CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS SECTION 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December. SECTION 46 – The Management shall submit to the Annual Shareholders’ Meeting together with the financial statements, a proposal for employee profit sharing and for the destinations of the net income of the year. Paragraph 1º - The net income shall have the following destination: (i) 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital; and (ii) 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law no. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders Paragraph 2º – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph 2º shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders’ Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization. Paragraph 3º - The management may pay or credit interest on capital as provided under paragraph 7, of Section 9 of Law No. 9,249/95 and applicable laws and regulations, as well as intermediate and interim dividends, which can be deducted from the mandatory dividends under Section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors. Paragraph 4º - The authorization stated in the paragraph 3º above, is equally applied in case of any declaration of intermediate and interim dividends or interest on capital stock, account of retained earnings or account of profit reserves existing. Paragraph 5º - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company. Classificado como Público CHAPTER VII LIQUIDATION SECTION 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders’ Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration. CHAPTER VIII DISPOSAL OF CORPORATE CONTROL SECTION 48 – The disposal of corporate control, directly or indirectly, through as sole transaction or as successive ones, shall be conclude under a condition that the Buyer of the Company’s Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor. CHAPTER IX ARBITRATION SECTION 49 – The Company, its Shareholders, Managers and The Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company’s By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Rules, other B3 regulations and the Novo Mercado Agreement. CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT SECTION I GENERAL PROVISIONS Classificado como Público SECTION 50 – The Company’s delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to: I. the decision of the controlling shareholder or of the Company; II. the non-compliance with obligations under the Novo Mercado Rules; and III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed. SECTION II VOLUNTARY DELISTING OF THE COMPANY SECTION 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules. Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders’ Meeting, in accordance with the Novo Mercado Rules. SECTION III COMPULSORY DELISTING OF THE COMPANY SECTION 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above. Sole Paragraph - In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty. Classificado como Público CHAPTER XI CORPORATE RESTRUCTURING SECTION 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholders’ Meeting that resolved on the said restructuring. Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the outstanding shares of the Company present at the Shareholders’ Meeting shall agree to this corporate structure. CHAPTER XII GENERAL PROVISIONS SECTION 54 – Upon the Company’s admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão (“Novo Mercado” and “B3”, respectively): I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules; II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein. SECTION 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, and to the shareholders of which shall be granted ample access to the report on that analysis. Classificado como Público SECTION 56 – These By-laws shall be interpreted in good faith. The shareholders and the Company shall act, in their relationship, with the strictest good faith, subjectively and objectively. SECTION 57 – This instrument is governed by the laws of Federative Republic of Brazil. * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer